QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.6

2012

MANAGEMENT'S DISCUSSION
AND ANALYSIS

For the year ended December 31, 2012

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

(March 6, 2013)

General

This Management's Discussion and Analysis (MD&A) should be read in conjunction with the Consolidated Financial Statements of Talisman Energy Inc. (Talisman or the Company) for the year ended December 31, 2012. The Company's Consolidated Financial Statements and the financial data included in this MD&A have been prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interest) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

All comparisons are between the years ended December 31, 2012 and 2011, unless stated otherwise. All amounts presented are in US$, except where otherwise indicated. Abbreviations used in this MD&A are listed in the section 'Abbreviations and Definitions'.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's Annual Report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Change in Reporting Conventions

Effective January 1, 2011, the Company changed its reporting currency from C$ to US$. This change to US$ reporting recognizes the fact that a significant portion of the Company's activities and transactions are conducted in US$. Accordingly, all financial amounts in this MD&A are presented in US$ unless otherwise indicated.

Effective January 1, 2011, the composition of the Company's segments changed such that activities in the UK and Norway are now reported as a single 'North Sea' segment. This change reflects the fact that, since 2011, the UK and Norway businesses each operate a mature set of cash-generating assets sharing similar economic characteristics. Comparative period balances have been restated accordingly.

Company Overview

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has three main operating areas: the Americas (North America and Latin America), Southeast Asia and the North Sea, with an active exploration program across all three. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol TLM.

Unless the context indicates otherwise, references in this MD&A to 'Talisman' or 'the Company' include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of 'Talisman' or 'the Company' to refer to these other legal entities and partnership interests does not constitute a waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

Talisman's financial statements are prepared on a consolidated basis and include the accounts of Talisman and its subsidiaries. Substantially all of Talisman's activities are conducted jointly with others, and the Consolidated Financial Statements reflect only the Company's proportionate interest in such activities.

Note 31 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. In 2012, Talisman's activities were conducted in four geographic segments for the purposes of financial reporting: North America, Southeast Asia, North Sea and Other. The North America segment includes operations in Canada and the US. The Southeast Asia segment includes operations and exploration activities in Indonesia, Malaysia, Vietnam and Papua New Guinea and non-operated production in Australia/Timor-Leste. The North Sea segment includes operations and exploration activities in the UK and Norway. The Company also has non-operated production in Algeria, operations and exploration activities in Colombia, and exploration activities in Sierra Leone and the Kurdistan Region of Iraq. In 2012, the Company decided to exit Peru and expects to complete the process in 2013. For ease of reference, the activities in Algeria, Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq are referred to collectively as the Other geographic segment or rest of the world.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       1

2012 Performance Highlights

•
Hal Kvisle was appointed President and Chief Executive Officer on September 10, 2012, and has set four strategic priorities for the Company;

•
Production was 426,000 boe/d, exceeding guidance. Liquids growth in Southeast Asia, Colombia and the Eagle Ford, and higher gas volumes in North America offset North Sea declines.

•
Fourth quarter net income was $376 million, compared to a loss of $117 million the previous year. Net income for the year was $132 million, compared to $776 million in 2011.

•
The Company completed approximately $2.5 billion in asset sales, including the sale of a 49% equity interest in Talisman's UK North Sea business to China Petrochemical Corporation (Sinopec) for $1.5 billion.

•
In Southeast Asia, Talisman assumed operatorship of the Kinabalu PSC in Malaysia in December.

•
The Company announced a significant oil discovery in Kurdistan.

Financial and Operating Highlights

(millions of $, unless otherwise stated)		2012		2011		2010

Cash provided by operating activities		2,716		2,812		3,144

Net income		132		776		945

Common share dividends		277		277		249

Preferred share dividends		9		–		–

Per share ($)

Net income(1)		0.12		0.76		0.93

Diluted net income(2)		0.01		0.38		0.93

Common share dividends	US$	0.27	US$	0.27	C$	0.25

Preferred share dividends	C$	1.10		–		–

Production (mboe/d)		426		426		417

Production from ongoing operations (mboe/d)		397		383		343

Average sales price ($/boe)		58.56		65.35		53.80

Total revenue and other income		7,312		8,272		6,982

Operating costs ($/boe)		15.83		14.17		12.44

Depreciation, depletion and amortization (DD&A) expense, exploration and dry hole expense		3,116		2,617		2,275

Total exploration and development expenditures		3,511		4,142		3,473

Total assets		21,858		24,226		22,094

Total long-term debt (including current portion)		4,442		4,895		4,204

Cash and cash equivalents, net of bank indebtedness		721		414		1,653

Total long-term liabilities		9,472		10,745		9,186

1)
In 2012, net income per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

2)
Diluted net income per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

2       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

2012 Net Income Variances

(millions of $)

2011 net income	776

Favourable (unfavourable) variances(1):

Commodity prices(2)	(527)

Production volumes(2)	(510)

Royalties(2)	49

Operating expenses	(262)

General and administrative (G&A) expense	(79)

DD&A expense	(552)

Impairment	(2,518)

Dry hole expense	(28)

Exploration expense	81

Finance costs	2

Share-based payments recovery	(248)

Gain on disposals	1,432

Gain on revaluation of investment	365

Loss on held-for-trading financial instruments	117

Current taxes (including Petroleum Revenue Tax (PRT))	567

Deferred taxes (including PRT)	1,408

Other	59

Total variances	(644)

2012 net income	132

1)
Variances are before tax except for current and deferred taxes.

2)
In the commentary that follows, the term 'sales' refers to the net impact of commodity prices, production volumes and royalties.

The significant variances from 2011, as summarized in the net income variances table, are:

•
Lower oil and gas revenues reflecting lower commodity prices;

•
Reduced production in the North Sea driven by planned and unplanned maintenance activities and natural declines, partially offset by higher volumes from successful developments in North America and the ramp up of new fields in Southeast Asia;

•
Higher operating expenses due to increased production and the introduction of the Pennsylvania Impact Fee in North America, higher production in Southeast Asia, combined with increased maintenance costs in the North Sea;

•
Higher DD&A expense due to increased rates and production from high rate assets and downward reserves revisions in the fourth quarter;

•
Higher asset impairments due principally to uncertainty surrounding the Yme project in Norway, a significant drop in reservoir pressure and reserves at the Rev field in Norway, reserves revision and increased future cost estimates in the UK, the Company's decision to exit Peru, lower long-term gas price assumptions and reserves reduction in North America and its decision to not commit capital in the foreseeable future to certain exploration and evaluation assets, including Quebec and Norway;

•
A smaller share-based payments recovery relative to the 2011 recovery as a result of movements in Talisman's share price;

•
An increase in gain on disposals in 2012, reflecting the sale of non-core oil and gas properties in North America along with the Company's divestiture of a 49% equity interest in Talisman Energy (UK) Limited (TEUK) on December 17, 2012;

•
Gain on revaluation of investment represents the fair value adjustment recorded upon restructuring of the Company's Colombian investment in Oleoducto Central S.A. (Ocensa);

•
A decrease in loss on held-for-trading financial instruments as a result of lower realized losses on Brent collar commodity price derivatives relative to 2011;

•
Decreased current taxes due principally to lower production in the North Sea, partially offset by increased revenues in Southeast Asia; and

•
A significant deferred income tax recovery in 2012 compared to a tax expense in 2011, as a result of North Sea impairments taken during 2012, partially offset by the derecognition of deferred tax assets in the US.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       3

Operations Review

Results Summary

Sales of oil, liquids and natural gas in 2012 were $7.2 billion, down 12% from 2011. Oil and liquids revenue decreased by $648 million due to lower production in the North Sea and lower realized prices in North America and Southeast Asia, partially offset by higher production in North America and Southeast Asia. Natural gas revenue decreased by $338 million primarily due to lower realized prices in North America.

In North America, production growth of 11% was offset by lower gas prices resulting in a decrease in sales. DD&A and operating expenses increased year-over-year.

In Southeast Asia, sales of $2.2 billion were 16% higher than 2011 due principally to a full year of production at the Jambi Merang and Kitan fields. Operating expenses and DD&A increased year-over-year.

In the North Sea, sales decreased by 27% as a result of lower production. Operational issues associated with the Galley pipeline and extended turnarounds in the UK along with natural declines at Varg, pressure decline at Rev and base decline on Brage contributed to this reduction.

In the rest of the world, sales of $623 million were 15% higher than 2011 due to new wells coming online in the Piedemonte region and increased production from the Cusiana liquefied petroleum gas plant in Colombia, which went into operation in December 2011.

Daily Average Production

	Gross before royalties			Net of royalties

	2012	2011	2010	2012	2011	2010

Oil and liquids (mbbls/d)

North America	27	23	23	23	19	18

Southeast Asia	42	34	39	24	17	22

North Sea	71	98	113	70	97	113

Other	22	23	14	14	13	7

	162	178	189	131	146	160

Natural gas (mmcf/d)

North America	985	899	778	871	803	718

Southeast Asia	524	506	485	357	351	339

North Sea	31	52	104	31	52	104

Other	42	34	–	33	27	–

	1,582	1,491	1,367	1,292	1,233	1,161

Total Daily Production (mboe/d)

North America	192	173	153	168	153	137

Southeast Asia	129	119	119	84	75	78

North Sea	76	106	131	75	106	131

Other	29	28	14	20	17	7

Total (mboe/d)	426	426	417	347	351	353

Assets sold

North America	4	8	36	3	6	31

North Sea	25	35	38	25	34	37

From ongoing operations (mboe/d)	397	383	343	319	311	285

Production represents gross production before royalties, unless noted otherwise. Production identified as net is production after deducting royalties.

4       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Production from ongoing operations increased by 4% over 2011 due principally to higher oil and gas volumes in North America and Southeast Asia, partially offset by lower North Sea production and the sale of non-core assets in North America. Total production remained flat compared to 2011, despite an underlying shift in the segments from which volumes were produced.

In North America, production from ongoing operations increased by 14%. Oil and liquids production increased 17% mainly due to successful development in the liquids-rich Eagle Ford shale play, where liquids production averaged nine mboe/d in the current year and two mboe/d in 2011. Natural gas production increased by 10% due principally to successful development in the Marcellus, Eagle Ford and Montney shale plays, partially offset by asset dispositions and natural declines in conventional assets.

In Southeast Asia, natural gas production increased by 4% due principally to improved production efficiency at PM-3 CAA, located between Malaysia and Vietnam, and a full year of production from Jambi Merang. Oil and liquids production increased due principally to a full year of production from Kitan, partially offset by natural declines and the unitization of the Suban field in late 2011.

In the North Sea, total production decreased 28% compared to 2011. In the UK, production was down due to extended turnaround activity on Tartan to repair the Galley pipeline and on Auk North to address production efficiency issues, along with natural decline and reduced well performance on Tweedsmuir. Norway also contributed to the decrease with natural declines at Varg and Brage and pressure decline at Rev.

In the rest of the world, production from new wells drilled in Colombia accounted for most of the increase over 2011.

Volumes Produced Into (Sold Out of) Inventory(1)

	2012	2011	2010

Southeast Asia – bbls/d	920	960	108

North Sea – bbls/d	(482)	(687)	(174)

Other – bbls/d	450	400	237

Total produced into inventory – bbls/d	888	673	171

Total produced into inventory – mmbbls	0.3	0.2	0.1

Inventory at December 31 – mmbbls	2.2	1.9	1.6

1)
Gross before royalties.

In the Company's international operations, produced oil is frequently stored in tanks until there is sufficient volume to be lifted. The Company recognizes revenue and the related expenses on crude oil production when liftings have occurred. Volumes presented in the 'Daily Average Production' table represent production volumes in the period, which include oil volumes produced into inventory and exclude volumes sold out of inventory.

During the year ended December 31, 2012, volumes in inventory increased from 1.9 mmbbls to 2.2 mmbbls due principally to increased inventories in Malaysia, Indonesia and Algeria, partially offset by reduced inventories in Norway and Australia.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       5

Company Netbacks(1)

	Gross before royalties			Net of royalties

	2012	2011	2010	2012	2011	2010

Oil and liquids ($/bbl)

Sales price	104.82	107.04	78.19	104.82	107.04	78.19

Royalties	20.33	19.69	12.00	–	–	–

Transportation	1.28	1.29	1.15	1.59	1.58	1.35

Operating costs	31.25	25.72	20.10	38.78	31.49	23.74

	51.96	60.34	44.94	64.45	73.97	53.10

Natural gas ($/mcf)

Sales price	5.01	5.92	5.59	5.01	5.92	5.59

Royalties	1.19	1.24	0.93	–	–	–

Transportation	0.25	0.24	0.28	0.33	0.31	0.34

Operating costs	1.05	0.98	1.02	1.38	1.24	1.22

	2.52	3.46	3.36	3.30	4.37	4.03

Total $/boe (6mcf=1boe)

Sales price	58.56	65.35	53.80	58.56	65.35	53.80

Royalties	12.18	12.54	8.49	–	–	–

Transportation	1.42	1.39	1.45	1.79	1.72	1.73

Operating costs	15.83	14.17	12.44	20.31	17.68	14.81

	29.13	37.25	31.42	36.46	45.95	37.26

1)
Netbacks do not include pipeline operations.

During 2012, the Company's average gross netback was $29.13/boe, 22% lower than in 2011. Talisman's realized net price of $58.56/boe was 10% lower than 2011, due principally to lower commodity prices in North America.

The Company's realized net sale price includes the impact of physical commodity contracts, but does not include the impact of financial commodity price derivatives discussed in the 'Risk Management' section of this MD&A.

6       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Commodity Prices and Exchange

	2012	2011	2010

Oil and liquids ($/bbl)

North America	69.39	75.19	62.59

Southeast Asia	111.69	115.82	80.54

North Sea	111.83	110.75	80.13

Other	113.52	110.32	82.69

	104.82	107.04	78.19

Natural gas ($/mcf)

North America	2.63	3.93	4.79

Southeast Asia	9.28	9.30	6.72

North Sea	9.77	8.62	6.35

Other	4.30	4.22	–

	5.01	5.92	5.59

Company $/boe (6mcf=1boe)	58.56	65.35	53.80

Benchmark prices and foreign exchange rates

WTI ($/bbl)	94.22	95.13	79.53

Dated Brent ($/bbl)	111.61	111.27	79.47

Tapis ($/bbl)	117.03	117.11	80.81

NYMEX ($/mmbtu)	2.80	4.07	4.39

AECO (C$/gj)	2.28	3.48	3.82

C$/US$ exchange rate	1.00	0.99	1.03

UK£/US$ exchange rate	0.63	0.62	0.65

Talisman's realized oil and liquids prices decreased by 2%, consistent with movement in the benchmark price in the Company's primary oil and gas producing regions. North America natural gas prices decreased by 33%, which is consistent with decreases in NYMEX and AECO prices whereas Southeast Asia natural gas prices remained relatively flat since a significant portion of the Southeast Asia gas production is linked to oil-based indices. Corridor gas prices averaged $10.12/mcf, where 55% of sales are referenced to Duri crude oil and High Sulphur Fuel Oil on an energy equivalent basis.

Royalties(1)

	2012		2011		2010

	Rate (%)	$ million	Rate (%)	$ million	Rate (%)	$ million

North America	14	239	13	255	11	217

Southeast Asia	36	1,243	40	1,236	36	834

North Sea	1	18	1	25	–	7

Other	37	369	43	402	53	215

	21	1,869	19	1,918	16	1,273

1)
Includes impact of royalties related to sales volumes.

The corporate royalty rate was 21%, up slightly from 19% in 2011. In the rest of the world, increased production from Equión Energía Limited (Equión) further reduced the royalty rate to 37% in 2012 while increased production in the US contributed to a higher overall royalty rate in North America. In Southeast Asia, production from newly producing properties reduced the overall royalty rate due to the cost recovery of exploration and development costs.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       7

Unit Operating Expenses(1)

	Gross before royalties			Net of royalties

($/boe)	2012	2011	2010	2012	2011	2010

North America	7.91	7.11	8.65	9.05	8.04	9.59

Southeast Asia	9.03	8.78	6.67	13.88	13.82	10.14

North Sea	50.29	33.60	22.91	50.59	33.79	22.95

Other	8.18	7.07	5.37	12.42	11.65	11.39

	15.83	14.17	12.44	20.31	17.68	14.81

1)
Includes impact of production volumes.

Total Operating Expenses

(millions of $)	2012	2011	2010

North America	564	454	487

Southeast Asia	418	372	280

North Sea	1,383	1,292	1,096

Other	87	72	27

	2,452	2,190	1,890

Total operating expenses increased by $262 million, due primarily to higher maintenance costs, increased production in North America and a full year of operations from new fields in Southeast Asia.

In North America, operating expenses increased with higher production in the Eagle Ford, and a $45 million expense relating to the Pennsylvania Impact Fee, of which $25 million relates to the retrospective charge for wells drilled prior to 2012, partially offset by non-core asset dispositions in the first half of the year.

In Southeast Asia, operating expenses increased due to a full year of production at the Kitan and Jambi Merang fields along with higher planned maintenance costs on certain assets.

In the North Sea, operating expenses were higher due to increased maintenance and logistics costs combined with emergency response costs incurred to repair the Galley pipeline. These increases were slightly offset by a reduction of $31 million in operating expenses as a result of the 49% divestiture in TEUK on December 17, 2012.

The increase in the rest of the world was largely due to the startup of the Cusiana liquefied petroleum gas plant in Colombia and higher production during 2012 at Equión.

Unit operating expenses for the Company increased to $15.83/boe due to the reasons noted above.

Unit Depreciation, Depletion and Amortization (DD&A) Expense

	Gross before royalties			Net of royalties

($/boe)	2012	2011	2010	2012	2011	2010

North America	16.25	13.50	12.85	18.58	15.26	14.24

Southeast Asia	9.13	7.10	6.37	14.10	11.22	9.69

North Sea	28.56	17.21	16.08	28.73	17.31	16.11

Other	12.89	11.82	5.53	20.75	20.92	11.97

	16.09	12.55	11.76	19.85	15.28	13.88

8       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Total DD&A Expense

(millions of $)	2012	2011	2010

North America	1,140	852	717

Southeast Asia	427	305	277

North Sea	796	671	766

Other	138	121	28

	2,501	1,949	1,788

Total DD&A expense was $2.5 billion, up 28% from 2011 as a result of higher production volumes and rates in North America, fourth quarter reserves revisions and the ramp up of a number of fields, partially offset by lower North Sea production. During the fourth quarter of 2012, the Company recorded $187 million of DD&A associated with the write-off of proved reserves in two fields. This incremental DD&A resulted in a full write-off of the book values of the associated fields.

DD&A expense in North America increased largely due to higher production in Marcellus and Eagle Ford and an increase in unit rates for the Company's shale properties. In Southeast Asia, the increase was due principally to a full year of production at Kitan and Jambi Merang and an increase in production from higher unit rate fields. DD&A expense in the North Sea increased due principally to changes in production mix and higher rates at various fields as a result of reserves revisions, including a $165 million DD&A charge associated with the write-off of proved reserves for the Auk field. This increase was partially offset by lower production volumes and a $21 million reduction in the annual DD&A charge as a result of the sale of a 49% equity interest in TEUK on December 17, 2012. DD&A expense in the rest of the world increased due to changes in production mix in 2012.

Unit DD&A expense was impacted by the same factors as noted above with overall unit DD&A increasing to $16.09/boe.

For additional information relating to DD&A, refer to the 'Application of Critical Accounting Policies and Use of Estimates' section of this MD&A.

Impairment

(millions of $)	2012	2011	2010

Impairment losses

North America	363	129	116

Southeast Asia	–	–	21

North Sea	2,097	231	164

Other	284	–	–

	2,744	360	301

Impairment reversals

North America	–	–	–

Southeast Asia	–	16	–

North Sea	–	118	–

Other	–	–	–

	–	134	–

Net impairment	2,744	226	301

During 2012, the Company recorded impairment expense of $363 million in North America of which $194 million pre-tax ($138 million after-tax) relates to lower long-term gas price assumptions and reserves reduction in conventional areas, and impairment expense of $60 million pre-tax ($45 million after-tax) was recorded in respect of conventional assets disposed of in the third quarter. In addition, the Company concluded during the third quarter that it would not commit capital in the foreseeable future to exploration and evaluation activities in Quebec, where the prohibition regarding hydraulic fracturing for shale gas developments has been reaffirmed. Accordingly, the Company fully impaired its Quebec exploration and evaluation assets and recorded an impairment expense of $109 million pre-tax ($82 million after-tax).

Impairments of $2.1 billion were recorded for the North Sea, primarily related to the Yme project in Norway. In 2012, the Yme project experienced significant delays, quality issues and cost overruns and is subject to arbitration with the platform contractor. In the third quarter, Talisman made a decision to de-man the platform for safety related reasons and it has not been re-manned since. Given the uncertainty of the timing for first oil, Talisman removed Yme from its forward projections and recorded impairment losses of $1,475 million pre-tax ($373 million after-tax). At the end of the third quarter, this represented an impairment of the remaining book

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       9

value of the PP&E of Yme, leaving a deferred tax asset of $521 million relating to the investment in the project. Capital expenditures incurred during the fourth quarter, capitalized interest and revised decommissioning liabilities totalling $99 million pre-tax ($28 million after-tax) were also impaired in full. Management continues to work with all stakeholders to evaluate project options.

During the year, the Rev field in Norway experienced a significant drop in reservoir pressure, resulting in a decline in production. As a result, the Company made a downward revision of its estimates of recoverable reserves and recorded an impairment expense of $250 million pre-tax ($55 million after-tax). In the fourth quarter, the Company recorded impairment expense of $74 million pre-tax ($17 million after-tax) in respect of other Norwegian exploration assets upon completion of commercial feasibility studies on these assets. In addition, a revision to decommissioning cost estimates at Gyda resulted in the Company recording an impairment expense of $41 million pre-tax ($9 million after-tax).

In the UK, impairment expense of $158 million pre-tax ($66 million after-tax) was recorded in respect of certain development areas largely due to fourth quarter reserves revisions and increased future cost estimates.

In the third quarter, the Company decided to cease exploration activities in the Marañon Basin in northern Peru and exit the country. As a result, $171 million of impairment expense was recorded. The Company will fulfil its outstanding legal obligations as it exits Peru. In addition, impairment expense of $41 million was recorded during 2012 in respect of exploration and evaluation assets in Poland.

In addition to the impairments discussed above, $72 million of impairment expense was recorded in respect of exploration acreage relinquished in the Kurdistan Region of Iraq, where Talisman will focus on the discoveries in its remaining Topkhana and Kurdamir Blocks.

Dry Hole Expense

(millions of $)	2012	2011	2010

North America	22	6	(11)

Southeast Asia	77	127	31

North Sea	45	106	70

Other	125	2	23

	269	241	113

In 2012, dry hole expense principally relates to the write-off of unsuccessful exploration wells in Canada, Vietnam, Norway, Sierra Leone, Peru and Colombia.

Exploration Expense

(millions of $)	2012	2011	2010

North America	29	70	52

Southeast Asia	92	208	116

North Sea	47	40	47

Other	178	109	159

	346	427	374

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expense. These costs are expensed as incurred.

In North America, exploration expense decreased by $41 million relative to 2011 due principally to reduced seismic activity in the Eagle Ford and Marcellus.

In Southeast Asia, exploration expense decreased by $116 million relative to 2011 due principally to the Mitsubishi carry discussed in the 'Farm-Outs' section of this MD&A and a reduction in seismic activity across the region.

In the North Sea, the acquisition of seismic data for three blocks in Norway contributed to the increase of $7 million of exploration expense year-over-year.

Exploration expense in the rest of the world increased $69 million year-over-year as a result of increased seismic activity in Colombia and increased activity in certain blocks in Peru prior to the Company's third quarter decision to exit the country.

10       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Corporate and Other

(millions of $)	2012	2011	2010

G&A expense	510	431	371

Finance costs	276	278	276

Share-based payments expense (recovery)	(62)	(310)	212

(Gain) loss on held-for-trading financial instruments	93	210	(87)

Gain on disposals	(1,624)	(192)	(520)

Gain on revaluation of investment	(365)	–	–

Other income	83	78	107

Other expenses, net	125	161	72

G&A expense was higher due in part to new offices opened during 2011, increased external consulting costs, severance costs, IT costs and normal workforce cost inflation.

Finance costs include interest on long-term debt (including current portion), other finance charges and accretion expense relating to decommissioning liabilities, less interest capitalized. Finance costs were relatively flat year-over-year as higher interest expense, due primarily to the completion in May 2012 of a $600 million offering of 5.5% 30-year notes, was offset by an increase in capitalized interest costs in 2012.

The share-based payments recovery for the year ended December 31, 2012 was $62 million, compared to a recovery of $310 million in 2011 due principally to changes in Talisman's share price.

Talisman recorded a loss on held-for-trading financial instruments of $93 million principally related to an increase in the Dated Brent price. See the 'Risk Management' section of this MD&A for further details concerning the Company's financial instruments.

The 2012 gain on disposals arose largely from the sale of non-core coal and oil and gas assets in North America and the Company's divestiture of a 49% equity interest in TEUK. Refer to the 'Asset Disposals' section of this MD&A. The gain in 2011 arose principally from the sale of a 50% working interest in the Farrell Creek and Cypress A assets to Sasol Limited (Sasol).

The $365 million gain on revaluation of investment in 2012 represents the fair value adjustment recorded upon restructuring of the Company's investment in Ocensa. Prior to the reorganization, the Company's interest in Ocensa was held through a joint venture and now Talisman has direct ownership of its shares and transportation rights in Ocensa.

Other income includes $46 million of pipeline and processing revenue in 2012 (2011 – $53 million; 2010 – $75 million).

In 2012, other expenses, net includes foreign exchange losses of $32 million, PP&E derecognition expense of $20 million, costs associated with the gas to liquids feasibility study and other miscellaneous expenses. Other expenses, net in 2011 included a $65 million allowance for a doubtful account.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       11

Income Taxes

(millions of $)	2012	2011	2010

Income (loss) before taxes	(174)	2,445	1,971

Less: PRT

Current	102	121	124

Deferred	(34)	52	(20)

Total PRT	68	173	104

	(242)	2,272	1,867

Income tax expense (recovery)

Current income tax	772	1,320	1,012

Deferred income tax	(1,146)	176	(90)

Income tax expense (recovery) (excluding PRT)	(374)	1,496	922

Effective income tax rate (%)	155%	66%	49%

The effective tax rate is expressed as a percentage of income before taxes adjusted for PRT, which is deductible in determining taxable income. The effective tax rate was impacted by pre-tax losses of approximately $1.5 billion in the North Sea segment where tax rates are between 62% and 78% and pre-tax losses of approximately $0.8 billion in the North America segment where the rates are between 25% and 39%, partially offset by income of approximately $1.1 billion in the Southeast Asia segment where the rates range from 30% to 55%.

In addition to the jurisdictional mix of income, the effective tax rate was also impacted by:

•
The $860 million gain on the sale of a 49% equity interest in TEUK which was non-taxable.

•
The Company derecognized $429 million of deferred tax assets related to the Company's US operations because of a recent history of cumulative book losses.

•
The Company recorded deferred taxes of $137 million as a result of a legislative change in the UK in 2012 which restricted tax relief for decommissioning expenditures to a 50% tax rate from the UK tax rate of 62%.

•
The Company did not recognize tax benefits associated with impairments in Peru, the Kurdistan Region of Iraq, and Poland.

The Company's 2011 expected effective tax rate based on the mix of income and losses in various jurisdictions was 57%. The 2011 income tax expense of $1,496 million was different from the expected amount primarily as a result of a $225 million impact due to the UK rate change that was enacted in 2011. In March 2011, the UK government announced that, from March 24, 2011, the rate of supplementary charge levied on ring fence profits increased from 20% to 32%. A supplementary charge is levied on ring fence profits in addition to the ring fence corporation tax rate of 30%. Consequently, there is now a combined corporation tax and supplementary charge rate of 62% for oil and gas fields not subject to PRT and 81% with fields subject to PRT.

The reduction of $548 million in current taxes from $1,320 million in 2011 to $772 million in 2012 was primarily driven by lower revenues and higher operating costs in the North Sea segment.

The deferred tax recovery of $1,146 million in 2012 compared to the deferred tax expense of $176 million in 2011 was due principally to higher impairments in the North Sea segment and higher DD&A in 2012 versus 2011. The deferred tax recovery associated with the higher impairments and DD&A was offset by deferred tax expense on the gains associated with non-core asset disposals in Canada, the revaluation gain on the Company's investment in Ocensa and the derecognition of deferred tax assets in the US.

Capital Expenditures

(millions of $)	2012	2011	2010

North America	1,562	2,155	1,700

Southeast Asia	421	487	442

North Sea	1,173	1,205	1,117

Other	355	295	214

Exploration and development	3,511	4,142	3,473

Corporate, IS and Administrative	138	159	78

Acquisitions	160	1,319	1,530

Proceeds of dispositions	(964)	(569)	(2,273)

	2,845	5,051	2,808

12       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

North America capital expenditures for the year were $1.6 billion, of which $1.4 billion related to development drilling, with the majority spent in the Eagle Ford, Marcellus, and Canadian conventional programs. The remaining capital was mainly invested in exploration drilling activities, largely in Canada.

In Southeast Asia, capital expenditures of $421 million included $362 million on development, with the majority spent on development in Vietnam and development drilling in Indonesia and Malaysia. The majority of the $59 million for exploration was spent on the drilling of exploration wells in Vietnam. In 2012, Talisman participated in 35 development wells, seven exploration wells and three appraisal wells.

In the North Sea, capital expenditures of $1.2 billion related primarily to development projects including Auk South, Auk North and Tweedsmuir in the UK, Yme in Norway and the Montrose area redevelopment in the UK. Included in the total $1.2 billion of capital expenditures was $86 million for exploration activity, the majority of which occurred in Norway. A total of seven development wells and three exploration wells were drilled during 2012.

Capital expenditures in other areas were $355 million, including $249 million on exploration activity in Colombia, Peru, Poland, Sierra Leone and the Kurdistan Region of Iraq. Talisman also spent $106 million on development in Colombia and Algeria. During the year, the Company participated in four exploration wells, two appraisal wells and five stratigraphic wells in Colombia, one exploration well in Peru, one exploration well in the Kurdistan Region of Iraq, two exploration wells in Poland, one exploration well in Sierra Leone and seven development wells in Algeria.

Information related to details and funding of the planned 2013 capital expenditures program is included in the 'Strategy and Outlook' section of this MD&A.

Asset Disposals

Sale of 49% Equity Interest in TEUK to Sinopec

On December 17, 2012, Talisman completed the sale of a 49% equity interest in TEUK, which owns substantially all of Talisman's UK assets, to Addax Petroleum UK Limited (APUK), an indirect wholly owned subsidiary of Sinopec, for cash consideration of $1.5 billion, based on an effective date of January 1, 2012. The $1.5 billion cash consideration is comprised of $1,349 million in cash ($1,467 million cash received net of $118 million cash disposed) and $33 million of working capital and other adjustments.

The transaction resulted in a non-taxable gain of $860 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income. Talisman will continue to hold 51% of the joint venture company, with APUK holding the remaining 49%. TEUK has been renamed Talisman Sinopec Energy UK Limited (TSEUK). Since TSEUK is a jointly controlled entity, the Company is proportionately consolidating its interest within the North Sea segment for the period December 17, 2012 through December 31, 2012.

North America Dispositions

In 2012, Talisman completed sales of oil and gas producing assets in Western Canada for proceeds of $437 million, resulting in gains of $189 million, net of tax of $67 million.

In 2012, Talisman sold non-core coal assets in northeast British Columbia for cash consideration of $496 million after transaction costs. The carrying value of these assets was $nil and a gain of $372 million was recorded, net of tax of $124 million.

Asset Sales Completed in 2011

During 2011, Talisman completed a transaction creating a strategic partnership with Sasol to develop the Farrell Creek assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Farrell Creek assets for approximately $1 billion, comprising $238 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $89 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

Also in 2011, Talisman completed an additional transaction with Sasol to develop the Cypress A assets in Talisman's Montney shale play in British Columbia. Talisman sold 50% of its working interests in the Cypress A assets for approximately $1.1 billion, comprising $257 million in cash and approximately $800 million of certain future development costs. The transaction resulted in a pre-tax gain of $113 million, which is included in 'Gain on disposals' on the Consolidated Statements of Income.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       13

Farm-Outs

In October 2012, the Company reached agreements to farm down its working interest in the Block SL04B-10 in Sierra Leone from 80% to 30%, including a reimbursement of past costs.

In February 2012, Talisman reached an agreement with Mitsubishi to farm-out interests in nine of the Company's licences in Papua New Guinea's onshore Western Province. The agreement has been approved by all partners and government approval was obtained in July 2012. This agreement is valued at approximately $280 million and is being paid in the form of a capital carry. Following the farm-out, the Company's equity position averages 40% in these nine licences.

Acquisitions

During the year ended December 31, 2012, Talisman completed an agreement with the Kurdistan Regional Government for a further investment of $50 million in the Kurdamir Block arising from the Company's decision to enter the next exploration sub-period of the licence.

The Company entered into a new PSC with PETRONAS, the national oil company of Malaysia, acquiring ownership of a 60% working interest in the Kinabalu PSC as well as assuming operatorship on December 26, 2012. As consideration for receipt of the PSC interest, the Company paid to PETRONAS a financial commitment in the amount of $50 million in January 2013.

During 2011, Talisman completed the acquisition of a 49% interest in Equión for cash consideration of $785 million, of which $613 million was paid as a deposit in 2010. Since Equión is a jointly controlled entity, the Company is proportionately consolidating its interest, which is reported in the Other segment.

Also in 2011, the Company acquired undeveloped land in the Alberta Duvernay shale play for approximately $510 million and acquired undeveloped land in the Eagle Ford shale play for approximately $145 million. This is in addition to the Eagle Ford acreage acquired in 2010 for cash consideration of $910 million.

Reserves at December 31

Disclosure Requirements

As a Canadian public company, Talisman is subject to the oil and gas disclosure requirements of National Instrument 51-101 (NI 51-101) of the Canadian Securities Administrators. Information regarding the pricing assumptions used in the preparation of the estimates of NI 51-101 reserves is set forth in Schedule A of Talisman's AIF dated March 6, 2013.

Talisman's gross proved and probable reserves at December 31, 2012, compiled in accordance with NI 51-101 disclosure requirements using forecast prices, are estimated as follows:

Summary of working interest reserves on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

Proved Developed Producing	125.6	35.0	1.9	1,026.1	1,689.6	49.4	664.6

Proved Developed Non-Producing	8.6	–	1.1	111.7	183.4	2.4	61.4

Proved Undeveloped	47.9	0.1	4.7	845.6	822.5	34.2	365.0

Proved	182.1	35.1	7.7	1,983.4	2,695.5	86.0	1,091.0

Probable	178.3	4.5	4.5	1,217.9	1,172.3	33.3	619.0

Total Proved Plus Probable	360.4	39.6	12.2	3,201.3	3,867.8	119.3	1,710.0

14       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Reconciliation of proved and probable reserves:

Continuity of working interest reserves on gross basis	Light Oil (mmbbls)	Heavy Oil (mmbbls)	Shale Oil (mmbbls)	Shale Gas (bcf)	Non-Shale Natural Gas (bcf)	NGL (mmbbls)	Total (mmboe)

At December 31, 2011	701.1	53.1	7.4	3,551.7	4,636.6	95.9	2,222.3

Discoveries	–	–	–	–	–	–	–

Additions and extensions	(68.6)	1.0	8.1	(340.1)	(116.2)	31.5	(104.3)

Acquisitions	10.1	–	–	–	11.9	–	12.0

Divestment	(206.6)	(11.0)	–	–	(194.9)	(4.0)	(254.4)

Technical revisions	(21.7)	1.3	(3.1)	107.3	(131.9)	3.4	(23.3)

Economic revisions	(7.1)	(0.2)	0.2	109.8	14.6	0.4	13.9

Production	(46.8)	(4.6)	(0.4)	(227.4)	(352.3)	(7.9)	(156.2)

At December 31, 2012	360.4	39.6	12.2	3,201.3	3,867.8	119.3	1,710.0

At the end of 2012, Talisman's proved plus probable reserves totalled 1.7 billion boe. The Company added (discoveries, extensions, and additions plus other revisions) approximately 31 mmboe of proved plus probable reserves (18 mmboe proved) in the liquids-rich Eagle Ford shale play, 26 mmboe proved plus probable reserves (19 mmboe proved) in the Montney shale, 11 mmboe proved plus probable reserves (five mmboe proved) in Wild River, Canada, and seven mmboe proved plus probable (nil proved) reserves in Corridor, Indonesia.

In the Marcellus dry gas shale play, capital spending has been reduced significantly, which led to negative reserve additions (discoveries, extensions, and additions plus other revisions) of approximately 38 mmboe of proved plus probable reserves (91 mmboe proved). These negative additions reflect uncertainty in the timing of development, not technical certainty.

In the North Sea, development of the Auk South and Yme projects have been deferred, resulting in negative additions (discoveries, extensions, and additions plus other revisions) of approximately 56 mmboe of proved plus probable reserves (44 mmboe proved). The negative additions in the North Sea also primarily reflect uncertainty in the timing of development, not technical certainty.

As part of the decision to focus the portfolio, Talisman announced it will exit Peru, with a reduction of approximately 21 mmboe of proved plus probable (nil proved) reserves.

Liquidity and Capital Resources

Talisman's debt at December 31, 2012 was $4.4 billion ($3.7 billion, net of cash and cash equivalents and bank indebtedness), down from $4.9 billion ($4.5 billion, net of cash and cash equivalents and bank indebtedness) at December 31, 2011.

During 2012, the Company generated $2.7 billion of cash provided by operating activities, incurred capital expenditures of $3.7 billion and acquisition expenditures of $109 million, and received proceeds of $964 million from the disposition of assets and proceeds of $1.3 billion from the reduction in its UK investment, net of cash disposed.

On an ongoing basis, Talisman plans to fund its capital program and acquisitions through a combination of cash on hand, cash provided by operating activities and cash proceeds from the disposition of non-core assets, by drawing on the Company's credit facilities, issuing commercial paper, or issuing equity, long-term notes or debentures under the Company's shelf prospectuses.

In April 2012, the Company renewed the universal shelf prospectus under the Multi-Jurisdictional Disclosure System pursuant to which it may issue up to C$3.5 billion of debt securities, common shares, preferred shares, subscription receipts, warrants and units. The Company also renewed its medium term note shelf prospectus in Canada pursuant to which it may issue up to C$1 billion of medium term notes in Canada. Both shelf prospectuses remain valid over a 25 month period.

In May 2012, Talisman completed a $600 million offering of 5.5% unsecured notes due May 2042. Interest on the notes is payable semi-annually. The proceeds of $583 million, net of the discount and issuance costs, were used to repay commercial paper and bankers' acceptances.

At December 31, 2012, there were 8,000,000 Series 1 preferred shares outstanding. Holders of Series 1 preferred shares are entitled to receive cumulative quarterly fixed dividends of 4.2% per annum for the initial period ending December 31, 2016, as and when declared by the Board of Directors. Thereafter, the dividend rate will be reset every five years at a rate equal to the five-year Government of Canada bond yield plus 2.77%. During 2012, Talisman declared preferred share dividends of C$1.1011 per share (2011 – C$nil; 2010 – C$nil), including dividends for the full year of 2012 and a pro-rata amount from the date of issuance of the

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       15

Series 1 preferred shares on December 13, 2011 until December 31, 2011, for an aggregate dividend of $9 million (2011 – $nil; 2010 – $nil).

The Company has an active hedging program that will partially protect 2013 cash flow from the effect of declining oil and gas prices. See the 'Risk Management' section of this MD&A for further information.

With the exception of the $8 million of debt presented as a current liability relating to the Company's participation in a series of Tangguh project financing facilities, Talisman has no significant debt maturities until 2014.

Talisman manages its balance sheet with reference to its liquidity and a debt-to-cash flow ratio. The main factors in assessing the Company's liquidity are cash flow (defined in accordance with the Company's debt covenant as cash provided by operating activities before adjusting for changes in non-cash working capital, exploration expenditure and amounts attributable to assets subject to non-recourse debt), cash provided by and used in investing activities and available bank credit facilities. The debt-to-cash flow ratio is calculated using debt (calculated by adding the gross debt and bank indebtedness, production payments and finance lease less non-recourse debt) divided by cash flow for the year.

The Company is in compliance with all of its debt covenants. The Company's principal financial covenant under its primary bank credit facility is a debt-to-cash flow ratio of less than 3.5:1, calculated quarterly on a trailing 12-month basis as of the last day of each fiscal quarter. Talisman's debt-to-cash flow was 1.41:1 at December 31, 2012 compared to 1.39:1 at December 31, 2011.

At December 31, 2012, Talisman has unsecured bank credit facilities of $4.1 billion, consisting of facilities of $3.9 billion (Facility No. 1) and $200 million (Facility No. 2), which are fully committed through November 2014. The maturity date of these facilities may be extended from time to time upon agreement between the Company and the respective lenders.

The Company established a US commercial paper program in November 2011. The authorized amount under this program is $1 billion. The amount available under the commercial paper program is limited to the availability of backup funds under the Company's bank credit facilities. The outstanding commercial paper was repaid in full during 2012.

Available borrowing capacity was $4.0 billion at December 31, 2012.

The Company utilizes letters of credit pursuant to letter of credit facilities, most of which are uncommitted. Letters of credit are issued by banks under these uncommitted facilities and most are renewed annually. At January 1, 2013, letters of credit totalling $2.1 billion had been issued under these facilities, of which $1.6 billion were provided as security for the costs of decommissioning obligations in the UK. Under the contractual arrangements pursuant to which APUK acquired 49% of the share capital of TEUK, APUK's parent company, China Petrochemical Corporation, has provided an unconditional and irrevocable guarantee for 49% of the UK decommissioning obligations. The remaining outstanding letters of credit relate primarily to a retirement compensation arrangement, guarantees of minimum work commitments and decommissioning obligations in other areas.

The Company routinely assesses the financial strength of its joint venture participants and customers, in accordance with the Company's credit risk guidelines. At this time, Talisman expects that such counterparties will be able to meet their obligations when they become due.

A significant proportion of Talisman's accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks. At December 31, 2012, approximately 91% of the Company's trade accounts receivable were current and the largest single counterparty exposure, accounting for 21% of the total, was with a very highly rated counterparty. Concentration of credit risk is mitigated by having a broad domestic and international customer base. The maximum credit exposure associated with accounts receivable is the carrying value. At December 31, 2012, an allowance of $33 million, representing the Company's 51% share of the $65 million allowance recorded in TEUK in 2011, consisted of a balance due from a counterparty that had filed for bankruptcy.

Talisman's normal course issuer bid program expired on December 14, 2011. Talisman did not renew this program in 2012 and did not repurchase any common shares under its normal course issuer bid during the year ended December 31, 2011.

During 2012, Talisman declared common share dividends of $0.27 per share (2011 – $0.27 per share; 2010 – C$0.25 per share) for an aggregate dividend of $277 million (2011 – $277 million; 2010 – $249 million).

At December 31, 2012, there were 1,032,463,974 common shares outstanding, of which 7,014,244 were held in trust by the Company (see below) resulting in 1,025,449,730 common shares outstanding for accounting purposes. Subsequent to December 31, 2012, 1,313,810 shares were issued pursuant to the exercise of stock options, with 1,033,777,784 common shares outstanding at February 28, 2013, of which 7,014,244 were held in trust by the Company resulting in 1,026,763,540 common shares outstanding for accounting purposes.

16       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

At December 31, 2012, there were 59,836,097 stock options, 6,795,106 cash units and 16,536,700 long-term performance share units (PSUs) outstanding. Subsequent to December 31, 2012, 117,270 stock options were granted, 1,313,810 were exercised for shares, 259,500 were surrendered for cash and 1,922,532 were forfeited or expired, with 56,457,525 outstanding at February 28, 2013. Subsequent to December 31, 2012, 57,007 cash units were granted, 143,306 were exercised and 191,104 were forfeited or expired, with 6,517,703 outstanding at February 28, 2013. Subsequent to December 31, 2012, 622,578 long-term PSUs were granted and 1,186,873 were forfeited or expired, with 15,972,405 outstanding at February 28, 2013.

The Company may purchase shares on the open market to satisfy its obligation to deliver common shares to settle long-term PSUs, which are held in trust. During the year ended December 31, 2012, 2,022,000 common shares were purchased on the open market for $25 million and placed in a trust having an arm's-length third party trustee. Between January 1 and February 28, 2013, no further common shares were purchased on the open market.

Talisman continually monitors its portfolio of assets and investigates business opportunities in the oil and gas sector. The Company may make acquisitions, investments or dispositions, some of which may be material. In connection with any acquisition or investment, Talisman may incur debt or issue equity.

For additional information regarding the Company's liquidity and capital resources, refer to notes 17 and 20 to the 2012 audited Consolidated Financial Statements.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated annualized impact of these factors for 2013 (excluding the effect of derivative contracts) is summarized in the following table, based on a Dated Brent oil price of approximately $100/bbl, a NYMEX natural gas price of approximately $3.60/mmbtu and exchange rates of US$1=C$1 and UK£1=US$1.60.

(millions of $)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 10,000 bbls/d	75	190

Natural gas – 60 mmcf/d	10	50

Price changes(1)

Oil – $1.00/bbl	20	35

Natural gas (North America)(2) – $0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	(5)	(5)

US$/UK£ increased by US$0.02	–	5

1)
The impact of price changes excludes the effect of commodity derivatives. See specific commodity derivative terms in the 'Risk Management' section of this MD&A, and note 22 to the Consolidated Financial Statements.

2)
Price sensitivity on natural gas relates to North American natural gas only. The Company's exposure to changes in the natural gas prices in the UK, Norway, Vietnam and Colombia is not material. The majority of the natural gas price in Indonesia and Malaysia is based on the price of oil and, accordingly, has been included in the price sensitivity for oil except for that part which is sold at a fixed price.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments, decommissioning obligations, lease commitments relating to corporate offices and ocean-going vessels, firm commitments for gathering, processing and transmission services, minimum work commitments under various international agreements, other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's decommissioning liabilities, debt repayment obligations and significant commitments can be found in notes 15, 17, 18 and 23 to the 2012 audited Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the 'Risk Management' section of this MD&A.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       17

The following table includes the Company's gross long-term debt, decommissioning obligations, share-based payments, operating and finance leases, PP&E and E&E assets, commitments and other expected future payment commitments as at December 31, 2012 and estimated timing of such payments:

			Payments due by period(1),(2) (millions of $)

Commitments	Recognized in balance sheet	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Gross long-term debt	Yes – Liability	4,442	8	443	576	3,415

Decommissioning liabilities(3)	Yes – Partially accrued	4,074	49	160	220	3,645

Office leases	No	191	49	63	25	54

Vessel leases	No	571	125	109	183	154

Finance lease obligations	Yes – Partially accrued	97	18	36	28	15

Transportation and processing commitments(4)	No	2,348	329	536	544	939

PP&E and E&E assets(5)	No	850	413	360	77	–

Other service contracts	No	628	248	246	125	9

Share-based payments(6)	Yes – Liability	163	142	21	–	–

Total		13,364	1,381	1,974	1,778	8,231

1)
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.

2)
Payments denominated in foreign currencies have been translated at the December 31, 2012 exchange rate.

3)
The decommissioning liabilities represent management's probability weighted, undiscounted best estimate of the cost and timing of decommissioning obligations based on engineering estimates and in accordance with existing legislation and industry practice.

4)
Certain of the Company's transportation commitments are tied to firm gas sales contracts.

5)
PP&E and E&E assets include drilling rig commitments to meet a portion of the Company's future drilling requirements, as well as minimum work commitments.

6)
The liability for share-based payments recognized on the balance sheet is based on the Company's year-end stock price or valued at the time of issuance based on the number of stock options, performance share units and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested stock options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

There have been no significant changes in the Company's expected future payment commitments, and the timing of those payments, since December 31, 2012.

Transactions with Related Parties

The compensation of key management personnel, consisting of the Company's directors and executive officers, is as follows:

(millions of $)	2012	2011	2010

Short-term benefits	15	15	14

Pension and other post-employment benefits	6	5	4

Termination benefits	15	4	–

Share-based payments(1)	13	11	15

	49	35	33

1)
The amount reported represents the cost to the Company of key management's participation in share-based payment plans, as measured by the fair value that the individual received based on the value of the shares exercised in the current period.

There were no other significant transactions with related parties.

Risk Management

Talisman monitors its exposure to variations in commodity prices, interest rates and foreign exchange rates. In response, Talisman periodically enters into physical delivery transactions for commodities of fixed or collared prices and into derivative financial instruments to reduce exposure to unfavourable movements in commodity prices, interest rates and foreign exchange rates. The terms of these contracts or instruments may limit the benefit of favourable changes in commodity prices, interest rates and currency values and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with contracts.

The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties.

18       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 3(p) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2012, including their respective fair values, are detailed in note 22 to the Consolidated Financial Statements.

The Company has elected not to designate as hedges for accounting purposes any commodity price derivative contracts entered into. These derivatives are classified as held-for-trading financial instruments and are measured at fair value with changes in fair value recognized in net income quarterly. This can potentially increase the volatility of net income.

Commodity Price Derivative Financial Instruments

The Company had the following commodity price derivative contracts outstanding at December 31, 2012, none of which are designated as hedges:

Two-way collars (Oil)	Term	bbls/d	Floor/ceiling $/bbl

Dated Brent oil index	Jan – Dec 2013	6,000	90.00/121.63

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/101.91

Dated Brent oil index	Jan – Dec 2013	10,000	90.00/105.33

WTI	Jan – Dec 2013	10,000	85.00/104.05

Fixed price swaps (Oil)	Term	bbls/d	$/bbl

Dated Brent oil index	Jan – Dec 2013	7,500	110.01

Dated Brent oil index	Jan – Dec 2013	26,500	105.22

Dated Brent oil index	Jan – Mar 2014	9,000	103.12

Two-way collars (Gas)	Term	mcf/d	Floor/ceiling $/mcf

NYMEX	Jan – Dec 2013	47,468	3.16/4.67

NYMEX	Jan – Dec 2013	94,936	3.16/4.74

NYMEX	Jan – Dec 2013	94,936	3.69/4.86

NYMEX	Jan – Dec 2013	94,936	3.79/4.69

NYMEX	Jan – Dec 2014	94,936	4.21/4.71

Subsequent to December 31, 2012, the Company entered into a Dated Brent swap for the first quarter of 2014 of 1,000 bbls/d for $104.15/bbl, a Dated Brent swap for the first half of 2014 of 10,000 bbls/d for $103.06/bbl, a Dated Brent swap for the second half of 2014 of 9,000 bbls/d for $103.67/bbl, a WTI swap for 2014 of 2,500 bbls/d for $91.91/bbl and a NYMEX swap for 2014 of 85,443 mcf/d for $4.25/mcf.

Further details of contracts outstanding are presented in note 22 to the Consolidated Financial Statements.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside of North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold under long-term sales agreements with PT Chevron Pacific Indonesia (Chevron), Gas Supply Pte. Ltd. (Gas Supply) and PT Perusahaan Gas Negara (Persero), Tbk (PGN). Under two sales agreements with Chevron, the majority of sales are priced at approximately 76% of the equivalent value of the Indonesia Crude Price for Duri crude oil. One of the agreements with Chevron is currently scheduled to expire in 2013 while the second agreement is due to expire in 2021. The minimum volume commitment under the second agreement is approximately 294 bcf over its remaining nine-year life.

Under the sales agreement with Gas Supply, sales to Singapore from Corridor are referenced to the spot price of high sulphur fuel oil in Singapore. The minimum volume commitment is approximately 197 bcf over the remaining 11-year life of the contract. Sales from Corridor to PGN for their markets in West Java are sold under a long-term contract with no associated transportation costs. The minimum volume commitment is approximately 523 bcf over the remaining 11-year life of the contract. Subsequent to December 31, 2012, an agreement has been reached with PGN to increase the contract price for the sale of Corridor gas under the PGN West Java Gas Sales Agreement. Under the new agreement, the gas price will increase in stages effective September 2012.

The balance of the gas production from Corridor is sold under medium to long-term agreements which vary in length from two to seven years and are generally at fixed prices with fixed annual escalation.

At Jambi Merang, the majority of gas production is sold under long-term agreements which contain fixed prices with fixed annual escalation and are in place until the current termination date of the PSC, which is February 2019.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       19

The Company is subject to volume delivery requirements for approximately 90 mmcf/d, at prices referenced to the Singapore high sulphur fuel oil spot market in relation to a long-term sales contract in Malaysia, currently scheduled to end in 2018. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount for the equivalent volume of unexcused shortage that was not delivered in the prior year.

Currently, the Company anticipates having sufficient production to meet future delivery requirements.

Interest Rate Swap

In order to swap a portion of the $375 million 5.125% notes due 2015 to floating interest rates, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of $300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually.

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

		Three months ended

(millions of $, unless otherwise stated)	Annual	Dec. 31	Sep. 30	Jun. 30	Mar. 31

2012

Total revenue and other income	7,312	1,606	1,722	1,869	2,115

Net income (loss)	132	376	(731)	196	291

Per common share ($)

Net income (loss)(1)	0.12	0.37	(0.71)	0.19	0.28

Diluted net income (loss)(2)	0.01	0.31	(0.71)	0.14	0.24

Daily average production

Oil and liquids from ongoing operations (mbbls/d)(3)	162	143	159	161	187

Natural gas from ongoing operations (mmcf/d)	1,582	1,498	1,533	1,642	1,652

From ongoing operations (mboe/d)	397	373	388	404	424

Assets sold (mboe/d)	29	19	27	31	38

Total (mboe/d)	426	392	415	435	462

2011

Total revenue and other income	8,272	2,082	1,956	2,234	2,000

Net income (loss)	776	(117)	521	698	(326)

Per common share ($)

Net income (loss)	0.76	(0.11)	0.51	0.68	(0.32)

Diluted net income (loss)(2)	0.38	(0.11)	0.24	0.50	(0.32)

Daily average production

Oil and liquids from ongoing operations (mbbls/d)(3)	178	180	161	175	197

Natural gas from ongoing operations (mmcf/d)	1,491	1,572	1,435	1,470	1,484

From ongoing operations (mboe/d)	383	403	364	376	391

Assets sold (mboe/d)	43	39	36	44	53

Total (mboe/d)	426	442	400	420	444

1)
In 2012, net income (loss) per share includes an adjustment to the numerator for after-tax cumulative preferred share dividends.

2)
Diluted net income (loss) per share computed under IFRS includes an adjustment to the numerator for the change in the fair value of stock options and after-tax cumulative preferred share dividends.

3)
Includes oil volumes produced into inventory, and excludes oil volumes sold out of inventory, for the years ended December 31, 2012 and 2011 of 888 bbls/d and 673 bbls/d, respectively.

During the three-month period ended December 31, 2012, total revenue and other income decreased by $476 million over the same period in 2011 due principally to lower production volumes in the North Sea. Net loss of $117 million in the three-month period ended December 31, 2011 increased to net income of $376 million in the three-month period ended December 31, 2012 due principally to the gain on sale of a 49% equity interest in TEUK to Sinopec, the revaluation gain recorded upon restructuring the Company's investment in Ocensa, as well as a decrease in taxes and a decrease in loss on held-for-trading financial instruments, partially offset by the revenue variance and an increase in impairment expense and DD&A.

20       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Also, during the three-month period ended December 31, 2012, the Company:

•
Recorded total production of 392,000 boe/d, down 11% from 2011. Production from ongoing operations was down 7%;

•
Assumed operatorship of the Kinabalu PSC on December 26, 2012;

•
Closed a $1.5 billion sale of a 49% equity interest in TEUK to Sinopec;

•
Confirmed the presence of light oil in the Kurdamir-2 well in the Kurdistan Region of Iraq;

•
Recorded a $365 million revaluation gain upon restructuring of the Company's investment in Ocensa;

•
Recorded one-time DD&A charges of $165 million in the North Sea associated with the write-off of Auk reserves and $22 million related to the write-off of reserves in the Lynx Palliser area in Canada;

•
Recorded a $429 million charge to derecognize the US deferred tax assets; and

•
Recognized $581 million in asset impairment charges due principally to lower long-term gas price assumptions and reserves reduction in North America, reduced capital commitments for certain exploration and evaluation assets in Norway, and reduced reserves and higher future operating costs estimates for certain properties in the UK.

Strategy and Outlook

Talisman plans to improve total shareholder returns through more selective and disciplined allocation of capital, and better execution of day-to-day operations within a more focused portfolio. Achieving this goal, combined with a focus on short-term, high cash margin opportunities, is expected to increase cash flow per share. To achieve this, Talisman has set four key priorities:

•
Live within its means;

•
Focus its capital program;

•
Improve operational performance and reduce cost structure; and

•
Unlock net asset value of portfolio.

The 2013 capital focus has shifted to near-term, higher netback opportunities. Exploration activities are expected to be reduced significantly and will be directed primarily at proving up oil potential in Colombia, the Kurdistan Region of Iraq and Southeast Asia.

In 2013, Talisman plans to spend approximately $3.0 billion on exploration and development activities. The Company has some flexibility to adjust its capital spending to pursue opportunities and respond to a changing economic outlook. Indicative capital estimates across the Company's subsidiaries and jointly controlled entities, which are subject to change, are as follows:

(millions of $)	2013

North America	1,100

Colombia	250

Southeast Asia	650

North Sea	800

Rest of the World and Corporate	200

3,000

The Company intends to sell approximately $2 – 3 billion in non-core assets in the next 12 to 18 months.

Production for 2013 is expected to be between 375,000 – 395,000 boe/d, down from 426,000 boe/d in 2012, primarily as a result of disposals of approximately 25,000 boe/d through the UK joint venture and 4,000 boe/d of non-core assets in North America.

•
Liquids and international gas is expected to account for approximately 65% of 2013 volumes, an increase of 8% compared to 2012. Volumes are projected to increase in Southeast Asia, the Eagle Ford and Colombia.

•
North American natural gas production is expected to decline 20% in 2013, with very limited investment, focused on maintaining strategic land holdings.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       21

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act).

Management, including the Company's Chief Executive Officer and Chief Financial Officer, has conducted an evaluation of the Company's internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on management's assessment as at December 31, 2012, management has concluded that the Company's internal control over financial reporting is effective.

The results of management's assessment were reviewed with the Audit Committee of the Company's Board of Directors. Ernst & Young LLP, the independent registered public accounting firm that audited the Company's Consolidated Financial Statements, independently assessed the effectiveness of the Company's internal control over financial reporting. Ernst & Young LLP's attestation is located in the Independent Auditors' Report on Internal Controls Under Standards of the Public Company Accounting Oversight Board (United States), which is an exhibit to the Company's Annual Report on Form 40-F.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company's financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

Effective January 1, 2012, Talisman implemented a new integrated finance and supply chain application in its North American business and corporate function. The implementation of this new application was not in response to any deficiency in the Company's internal controls. The Company has assessed the impact of the application implementation and has made modifications to the control environment accordingly.

Except as disclosed above, there have been no other changes in Talisman's internal control over financial reporting during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Disclosure Controls and Procedures

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

Talisman's disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is (a) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure; and (b) reported within the time periods specified in the rules and forms of the SEC and the Canadian Securities Administrators.

Legal Proceedings

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defend itself against such litigation. These claims are not expected to have a material impact on the Company's financial position.

The New York Attorney General has commenced an investigation, pursuant to the Martin Act, into the disclosure practices of companies engaged in hydraulic fracturing in the New York state area. The Martin Act provides broad authority to commence and conduct investigations, whether upon receipt of a complaint, or on the Attorney General's own initiative. Subpoenas have been issued to a number of companies, including Talisman. The Company has been cooperating with the New York Attorney General in the investigation. No enforcement action has been taken against Talisman, nor has the Company been advised that any enforcement action is imminent.

22       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Application of Critical Accounting Policies and Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates and judgment. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in note 3 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the Committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for PP&E, E&E assets, decommissioning liabilities, the recognition of assets acquired and liabilities assumed upon a business combination and goodwill. The rate at which the Company's assets are depleted, depreciated or otherwise written off and the decommissioning liabilities provided for, with the associated accretion expensed to the income statement, are subject to a number of estimates about future events, many of which are beyond management's control. Reserves recognition is central to much of an oil and gas company's accounting, as described below.

Reserves Recognition

Underpinning Talisman's estimates and judgments regarding oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data becomes available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being annual average commodity prices determined by the prices in effect on the first day of each month with a cost profile based on current operations (SEC requirements) or forecast prices and cost assumptions (NI 51-101 requirements). Any anticipated changes in conditions must have reasonable certainty of occurrence. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported assets, liabilities and net income through the DD&A of the Company's PP&E, impairments and the provision for decommissioning liabilities.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual disclosure of reserves data and other oil and gas information contained in the Company's AIF. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved and probable reserves and their related future net revenue, disclosed pursuant to NI 51-101 requirements.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's PP&E is amortized based on the unit of production method with other assets being depreciated on a straight-line basis over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational lifespan of an asset will impact the Company's future DD&A expense. Depletion and depreciation rates are updated in each reporting period that a significant change in circumstances, including reserves revisions, occurs.

Exploration and Evaluation (E&E) Assets

Exploration well costs are initially capitalized and, if subsequently determined to have not found sufficient reserves to justify commercial production, are charged to dry hole expense. Exploration well costs that have found sufficient reserves to justify commercial production, but those reserves cannot be classified as proved, continue to be capitalized as long as sufficient progress is being made to assess the reserves and economic viability of the well and/or related project. All such carried costs are subject to technical, commercial and management review at each reporting date to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       23

determined and development is sanctioned, the relevant expenditure is tested for potential impairment and then transferred to PP&E. If a project no longer meets these criteria, it is tested for impairment and transferred back from PP&E to E&E assets.

Undeveloped land costs are classified initially as E&E assets and transferred to PP&E as proved reserves are assigned.

E&E assets are not subject to DD&A.

Impairment of Assets

The Company tests PP&E and E&E assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable; for example, changes in assumptions relating to future prices, future costs, reserves and contingent resources. Individual assets are grouped for impairment assessment purposes at the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets, known as a cash-generating unit (CGU). If any such indication of impairment exists, an estimate of the CGU's recoverable amount is made. A CGU's recoverable amount is the higher of its fair value less costs to sell and its value in use. These assessments require the use of estimates and assumptions regarding long-term commodity prices, discount rates, future capital expenditures requirements, reserves determination and life-of-field. Consideration is also given to recent market transactions for similar assets in assessing fair value. E&E assets are also tested for impairment when transferred to PP&E.

A previously recognized impairment loss is reversed only if there has been a change in the estimates or assumptions used to determine the CGU's recoverable amount since the impairment loss was recognized. If that is the case, the carrying amount of the CGU is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the CGU in prior periods. Such a reversal is recognized in net income, following which the depreciation charge is adjusted in future periods to allocate the CGU's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

In estimating the possible impairment to PP&E, management estimates fair value based on market information, which consists of offers to purchase the asset or comparable assets, independent market surveys and values derived from exchange-quoted prices. Where reliable market information is not available, the recoverable amount was determined using cash flow projections that were based on a long-term view of commodity prices and a post-tax discount rate of 10%.

During the year, the Company recorded a net impairment of oil and gas assets of $2.7 billion (2011 – $226 million; 2010 – $301 million).

Goodwill Impairments

Goodwill represents the excess of the consideration transferred over the fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. The impairment test requires that goodwill be allocated to CGUs, which Talisman has determined by aggregating locations having similar economic characteristics and/or which are in similar geographic locations, and which correspond with the operating segments, except for locations within the Other segment, which are allocated to the relevant countries. Impairment is determined for goodwill by assessing the recoverable amount (based on fair value less costs to sell) of each segment to which the goodwill relates. Where the recoverable amount of the segment is less than the carrying amount, an impairment loss is recognized. Goodwill impairment losses cannot be reversed. No impairment of goodwill was recorded during the year.

Business Combinations

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred at acquisition date fair value. When the Company acquires a business, it assesses the assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. The Company allocates the purchase price to identifiable assets and liabilities based on their fair value. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves.

Transaction costs include stamp duty, consulting fees (e.g. legal, accounting and valuation fees) and other integration costs and are expensed as incurred.

24       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Decommissioning Liabilities

Decommissioning liabilities are measured based on the estimated cost of abandonment discounted to its net present value using a weighted average credit-adjusted risk free rate. At December 31, 2012, the net present value of the Company's decommissioning liability was $2.8 billion (2011 – $3.0 billion) and is recorded as a liability on the Company's balance sheet. In determining the net present value of the Company's decommissioning liability, management developed a number of possible remediation scenarios to which probabilities were assigned based on management's reasonable judgment. The undiscounted decommissioning obligations were estimated at $4.1 billion at December 31, 2012 (2011 – $5.0 billion), which is based on management's probability weighted estimate of costs and is in accordance with existing legislation and industry practice. The majority of the payments to settle this provision will occur over a period of 35 years and will be funded from the general resources of the Company as they arise. The provision for the costs of decommissioning production facilities and pipelines at the end of their economic lives has been estimated using existing technology, at current prices or long-term assumptions and based upon the expected timing of the activity. The provision has been discounted using a weighted average credit-adjusted risk free rate of 2.3% (2011 – 3.1%), which excludes the impact of inflation.

In 2012, the sale of a 49% equity interest in TEUK resulted in a reduction of decommissioning liabilities having a net present value of $996 million.

While the provision is based on the best estimate of future costs and the economic lives of the facilities and pipelines, there is uncertainty regarding both the amount and timing of incurring these costs. As an indication of possible future changes in estimated decommissioning liabilities, if all of the Company's decommissioning obligations could be deferred by one year, the net present value of the liabilities would decrease by approximately $55 million.

Income Taxes

Current tax is based on estimated taxable income and tax rates, which are determined pursuant to the tax laws that are enacted or substantively enacted at the balance sheet date.

Deferred tax is determined using the liability method. Under the liability method, deferred tax is calculated based on the differences between assets and liabilities reported for financial accounting purposes and those reported for income tax purposes. Deferred tax assets and liabilities are measured using substantively enacted tax rates. The impact of a change in tax rate is recognized in net income in the period in which the tax rate is substantively enacted. The Company recognizes in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. The Company estimates the amount to be recorded by weighting all possible outcomes by their associated probabilities.

Deferred tax assets and liabilities are offset only when a legally enforceable right of offset exists and the deferred tax assets and liabilities arose in the same tax jurisdiction and relate to the same taxable entity. The Company assesses the available positive and negative evidence of both an objective and subjective nature to estimate if sufficient future taxable income will be generated to realize the existing deferred tax assets.

The determination of the income tax provision is an inherently complex process, requiring management to interpret continually changing regulations and to make certain judgments. Issues in dispute for audited years and audits for subsequent years are ongoing and in various stages of completion in the jurisdictions in which the Company operates around the world. As a consequence, the balance in unrecognized tax benefits can be expected to fluctuate from period to period. It is reasonably possible that such changes could be significant when compared with the Company's total unrecognized tax benefits. However, the amount of change cannot be quantified.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 3(n) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs.

Prior to January 1, 2011 in the UK and prior to January 1, 2010 in Canada and Norway, the Company's operations were translated from UK£, C$ and NOK, respectively, into US$ using the current rate method whereby assets and liabilities were translated at year-end exchange rates, while revenues and expenses were converted using average rates for the period. Gains and losses arising on translation from UK£, C$ and NOK to US$ were deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       25

As a result of changes in the composition of revenue and costs and changes in intercompany loan arrangements, management has determined that the functional currency of the Company's UK operation is more closely linked to the US$. Accordingly, effective January 1, 2011, this operation has been accounted for as a US$ functional currency entity. Following the change in the functional currency of the UK operation on January 1, 2011, the debt denominated in UK£ was no longer designated as a hedge of Talisman's net investment in the UK and, accordingly, foreign exchange gains and losses are recorded on the Consolidated Statements of Income. In conjunction with the Company's reduction of its net investment in its UK subsidiary in 2012, foreign currency translation adjustments of $23 million were reclassified out of accumulated comprehensive income into income.

The Company's operations in Canada and Norway are accounted for as US$ functional currency entities. As a result, foreign currency translation adjustments remain in accumulated other comprehensive income until Talisman reduces its net investment in its Canadian or Norwegian subsidiaries.

The remaining foreign operations are translated as follows: monetary assets and liabilities at exchange rates in effect at the balance sheet date, non-monetary assets and liabilities at rates in effect on the dates the assets were acquired or liabilities were assumed, and revenues and expenses at rates of exchange prevailing on the transaction dates. Gains and losses on translation are reflected in income when incurred.

Production Sharing Contract (PSC) Arrangements

A significant portion of the Company's operations outside North America and the North Sea are governed by PSCs. Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership with sales disclosed net of royalties. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. As detailed in Talisman's financial instruments accounting policy described in note 3(p) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheets. Gains or losses on financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates, foreign currency exchange rates and estimates of non-performance risk. Cash settlement of derivative financial instruments may vary from fair value estimates, depending on the underlying market prices at the date of settlement.

Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective

The following pronouncements from the International Accounting Standards Board (IASB) are applicable to Talisman and will become effective for future reporting periods, but have not yet been adopted.

Effective January 1, 2013

•
IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1. The amendments to IAS 1 improve the quality of the presentation of other comprehensive income (OCI). The amendments require companies preparing financial statements in accordance with IFRS to group together items within OCI that may be reclassified to the profit or loss section of the income statement. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The amendment affects presentation only and has no impact on the Company's financial position or performance;

26       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

•
IFRS 7 Disclosures – Offsetting Financial Assets and Financial Liabilities – Amendments to IFRS 7. These amendments to IFRS 7 introduce new disclosure requirements about the effects of offsetting financial assets and financial liabilities and related arrangements on an entity's financial position. The disclosures will provide users with information that may be useful in evaluating the effect of any netting arrangements in an entity's financial position. The amendments to IFRS 7 are effective for annual periods beginning on or after January 1, 2013. The amendments affect disclosure only and will not impact the Company's financial position or performance;

•
IFRS 10 Consolidated Financial Statements – establishes the accounting principles for consolidated financial statements when one entity controls other entities and replaces IAS 27 Consolidated and Separate Financial Statements and the related provisions of SIC-12 Consolidation – Special Purpose Entities. This standard establishes a new control model that applies to all entities. This standard will have no significant impact on Talisman's financial results as all subsidiaries are 100% owned, the trust holding common shares has been consolidated since it is a special purpose entity controlled by the Company and all other results are from joint operations and ventures;

•
IFRS 11 Joint Arrangements – establishes the accounting principles for parties to a joint arrangement and replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly Controlled Entities: Non-Monetary Contributions by Venturers. This standard requires a party to assess its rights and obligations from the arrangement in order to determine whether a joint arrangement represents a joint venture or a joint operation. As at December 31, 2012, the Company proportionately consolidated all its interest in joint arrangements. Upon adoption of this standard on January 1, 2013, the Company will be required to account for its investments in TSEUK and Equión using the equity method of accounting and requires retrospective application;

•
IFRS 12 Disclosure of Interests in Other Entities – establishes comprehensive disclosure requirements for subsidiaries, joint arrangements, associates, and unconsolidated structured entities and replaces existing disclosures in related standards. The impact on Talisman will be increased disclosure regarding its equity interest in TSEUK and Equión;

•
IFRS 13 Fair Value Measurement – establishes a single framework for fair value measurement and disclosures when fair value is required or permitted under IFRS. Talisman is currently assessing the impact that this standard will have on the financial position and performance. Based on the Company's analysis, this standard is expected to increase the financial statement disclosures, but is not expected to have a material impact on Talisman's financial position;

•
IAS 19 Employee Benefits (revised) – IAS 19 provides the accounting and disclosure requirements by employers for employee benefits. The amendments to IAS 19 will provide investors and other users of financial statements with a better understanding of an entity's obligations resulting from the provision of defined benefit plans and how those obligations will affect its financial position, financial performance and cash flow. Among other things, the amendment eliminates the option to defer the recognition of gains and losses, known as the 'corridor method', and will impact the net benefit expense as the expected return on plan assets will be calculated using the same interest rate as applied for the purpose of discounting the benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013. As stated in the Company's accounting policies, actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in OCI and such actuarial gains and losses are also immediately recognized in retained earnings and are not reclassified to profit and loss in subsequent periods. Therefore, the amendment which eliminates the 'corridor method' will have no impact on the Company's financial position or performance. The Company does not expect the net benefit expense to change significantly as a result of applying the rate used to discount the benefit obligation as the rate used for calculating the Company's expected return on plan assets. Any adjustment required to reflect the actual return on plan assets as compared to the expected return on assets will be recorded in OCI. The amended standard requires retrospective application;

•
IAS 27 Separate Financial Statements – establishes the accounting and disclosure requirements for investments in subsidiaries, joint ventures, and associates when an entity prepares separate financial statements and replaces the current IAS 27 Consolidated and Separate Financial Statements as the consolidation guidance is included in IFRS 10 Consolidated Financial Statements. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements; and

•
IAS 28 Investments in Associates and Joint Ventures – establishes the accounting for investments in associates and defines how the equity method is applied when accounting for associates and joint ventures. This standard is not expected to have an impact on Talisman's Consolidated Financial Statements.

Effective Subsequent to 2013

•
IAS 32 Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32, Financial Instruments Presentation. The amended standard requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The scope includes derivatives, sale and repurchase agreements and reverse sale and repurchase agreements and securities borrowing and securities lending agreements. The amendments to IAS 32 are effective for annual

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       27

  periods beginning on or after January 1, 2014 and require retrospective application. The Company is currently evaluating the impact of adopting this amended standard;

•
IFRS 9 Financial Instruments – as issued, reflects the first phase of the IASB's work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but an amendment issued in December 2011 moved the mandatory effective date to January 1, 2015. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of this standard may have an effect on the classification and measurement of the Company's financial assets, but will not have an impact on classification and measurement of financial liabilities. The Company is currently evaluating the potential impacts and will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

Regulatory Developments

Dodd-Frank Act

In 2010, the US Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act or the Act) was signed into law. The Dodd-Frank Act provides for numerous new substantive requirements in areas such as the disclosure of payments made to foreign governments, rules regarding the use of credit ratings, and corporate governance and executive compensation reforms, among others, some of which apply to Talisman as a foreign private issuer. Talisman will continue to assess the effect on the Company of the Dodd-Frank Act and related rules. The SEC has yet to issue the rules relating to pay-for-performance, pay parity, hedging and executive compensation clawbacks.

In August 2012, the SEC adopted rules to implement Section 1504 of the Dodd-Frank Act. The rules require resource extraction issuers to disclose payments made to the US federal government or a foreign government (including a department, agent or instrumentality of a foreign government or a company owned by a foreign government) in their annual reports. A payment would be an amount that is not de minimus and that is paid to further the commercial development of oil, natural gas or minerals, including taxes, royalties, fees (including licence fees), bonuses, production entitlements or any other material benefits the SEC determines is part of commonly recognized revenue streams for resource extraction. These rules come into effect for year-end 2013, but only with respect to the period from October 1 to December 31, 2013. Thereafter, Talisman will be required to report annually.

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the important risks and other matters that could cause actual results of Talisman to differ materially from those presented and that could affect the trading price of the Company's outstanding securities. The risks described below may not be the only risks Talisman faces, as Talisman's business and operations may also be subject to risks that Talisman does not yet know of, or that Talisman currently believes are immaterial. If any of the events or circumstances described below actually occurs, Talisman's business, financial condition, results of operations or cash flow could be materially and adversely affected and the trading price of Talisman's securities could decline. The risks described below are interconnected, and more than one of these risks could materialize simultaneously or in short sequence if certain events or circumstances described below actually occur. The following risk factors should be read in conjunction with the other information contained herein and in the Consolidated Financial Statements and the related notes.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to the prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of expenditure for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of the Organization of Petroleum Exporting Countries, world economic conditions, government regulation, political stability throughout the world, the availability of alternative fuel sources, technological advances affecting energy production and consumption, and weather conditions. About 60% of the natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and prices of alternative sources of energy. The remaining 40% of natural gas prices realized by Talisman are from markets outside of North America, primarily in Southeast Asia. These other prices are typically determined by long-term contracts that are linked to international oil and/or oil prevalent prices. The development of oil and natural gas discoveries in offshore areas and the development of shale gas plays are particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, curtailment in production or unutilized long-term transportation commitments, all of which

28       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in the booking of lower oil and gas reserves net of royalties.

Moreover, changes in commodity prices may result in the Company making downward adjustments to the Company's estimated reserves. If this occurs, or if the Company's estimates of production or economic factors change, accounting rules may require the Company to impair, as a non-cash charge to earnings, the carrying value of the Company's oil and gas properties. The Company is required to perform impairment tests on oil and gas properties whenever events or changes in circumstances indicate that the carrying value of properties may not be recoverable. To the extent such tests indicate a reduction of the estimated useful life or estimated future cash flows of the Company's oil and gas properties, the carrying value may not be recoverable and, therefore, an impairment charge will be required to reduce the carrying value of the properties to their estimated fair value. The Company may incur impairment charges in the future, which could materially affect the Company's results of operations in the period incurred.

Exchange Rate Fluctuations

Results of operations are affected primarily by the exchange rates between the US$, the C$, UK£ and NOK. These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices (including the Company's Consolidated Financial Statements, which are presented in US$), while the majority of Talisman's expenditures are denominated in US$, C$, UK£ and NOK. A change in the relative value of the US$ against the C$ or the UK£ would also result in an increase or decrease in Talisman's C$ or UK£ denominated debt, as expressed in US$, and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data. In addition, the process requires future projections of reservoir performance and economic conditions; therefore, reserves estimates are inherently uncertain. Since all reserves estimates are, to some degree, uncertain, reserves classification attempts to qualify the degree of uncertainty involved.

Since the evaluation of reserves involves the evaluator's interpretation of available data and projections of price and other economic factors, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on estimated uncertainty, and the estimates of future net revenue or future net cash flows prepared by different evaluators or by the same evaluators at different times may vary substantially.

Each year, Talisman prepares evaluations of all of its reserves internally. Initial estimates of reserves are often based upon volumetric calculations and analogy to similar types of reservoirs, rather than actual well data and performance history. Estimates based on these methods generally are less certain than those based on actual performance. The Company may adjust its estimates and classification of reserves and future net revenues or cash flows based on results of exploration and development drilling and testing, additional performance history, prevailing oil and gas prices, and other factors, many of which are beyond the Company's control. As new information becomes available, subsequent evaluations of the same reserves may continue to have variations in the estimated reserves, some of which may be material. In addition, Talisman's actual production, taxes, and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find and develop, or acquire, additional oil and gas reserves that are economically recoverable. Hydrocarbons are a limited resource, and Talisman is subject to increasing competition from other companies, including national oil companies. Exploration and development drilling may not result in commercially productive reserves and, if production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. If a high impact prospect identified by the Company fails to materialize in a given year, the Company's multi-year exploration and/or development portfolio may be compromised. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.' Continued failure to achieve anticipated reserve and resource addition targets may result in the Company's withdrawal from an area, which in turn may result in a writedown of any associated reserves and/or resources for that area.

Project Delivery

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may impact expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors, many of which are beyond the Company's control. These factors include the level of direct control by Talisman since many of the projects in which Talisman is involved are not operated by Talisman, and timing and project management control are the responsibility of the operator. See also 'Risk Factors – Non-Operatorship and Partner

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       29

Relations.' In particular, the majority of the Company's operations in Colombia are non-operated. In addition, for Talisman-operated projects, the global demand for project resources can impact the access to appropriately competent contractors and construction yards as well as to raw products, such as steel. Typical execution risks include the availability of processing capacity, the availability and proximity of pipeline capacity, the availability of drilling and other equipment, the ability to access lands, weather, unexpected cost increases, accidents, the availability of skilled labour, including engineering and project planning personnel, the need for government approvals and permits, and regulatory matters. Subsurface challenges can also result in additional risk of cost and schedule overrun if conditions are not typical of historical experiences, such as in up-scaling shale operations from pilot to full field developments. Talisman utilizes materials and services which are subject to general industry-wide conditions. Cost escalation for materials and services may be unrelated to commodity price changes and may continue to have a significant impact on project planning and economics. Talisman operates in challenging, environmentally hostile climates, such as Papua New Guinea, where logistical costs can be materially impacted by seasonal and occasionally unanticipated weather patterns. Contracts where work has been placed under a lump sum arrangement, for example with the Company's Yme project, are subject to additional challenges related to scheduling, reputation and relationship management with the Company's coventurers, as the contractor is wholly responsible for delivery of the facility.

Capital Allocation and Project Decisions

Talisman's long-term financial performance is sensitive to the capital allocation decisions taken and the underlying performance of the projects undertaken. In 2013, Talisman plans to spend approximately $3 billion in cash capital expenditures, the majority of which is to be allocated among Talisman's North America, Southeast Asia, North Sea and exploration portfolios. Capital allocation and project decisions are undertaken after assessing reserve and production projections, capital and operating cost estimates and applicable fiscal regimes that govern the respective government take from any project. All of these factors are evaluated against common commodity pricing assumptions and the relative risks of projects. These factors are used to establish a relative ranking of projects and capital allocation, which is then calibrated to ensure the debt and liquidity of the Company is not compromised. However, material changes to project outcomes, and deviation from forecasted assumptions such as production volumes and rates, realized commodity price, cost or tax and/or royalties, could have a material impact on the Company's cash flow and financial performance, as well as assessed impacts of impairments on Talisman's assets. Adverse economic and/or fiscal conditions could impact the prioritization of projects and capital allocation to these projects, which in turn could lead to adverse effects such as asset underinvestment, asset performance, impairments or land access expiries.

Uncertainties around some of Talisman's projects, including the Yme project, could result in changes to the Company's capital allocation or the $3 billion spend target being exceeded. The Company cannot be certain that funding, if needed, will be available to the extent required or on acceptable terms. To the extent that asset sales are necessary to fund capital requirements, Talisman's ability to sell assets is subject to market interest. If Talisman is unable to access funding when needed on acceptable terms, the Company may not be able to fully implement its business plans, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on Talisman's business, financial condition, cash flows, and results of operations. See also 'Risk Factors – Credit and Liquidity' and 'Risk Factors – Interest Rates.'

Operational Risks

Major Incident, Major Spill / Loss of Well Control

Oil and gas drilling and producing operations are subject to many risks, including the risk of fire, explosions, mechanical failure, pipe or well cement failure, well casing collapse, pressure or irregularities in formations, chemical and other spills, unauthorized access to hydrocarbons, accidental flows of oil, natural gas or well fluids, sour gas releases, contamination of oil and gas, vessel collision, structural failure, loss of buoyancy, storms or other adverse weather conditions and other occurrences. If any of these should occur, Talisman could incur legal defence costs and remedial costs and could suffer substantial losses due to injury or loss of life, human health risks, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, unplanned production outage, cleanup responsibilities, regulatory investigation and penalties, increased public interest in Talisman's operational performance and suspension of operations. The Company's horizontal and deep drilling activities involve greater risk of mechanical problems than vertical and shallow drilling operations.

Talisman maintains insurance that contemplates both first and third party exposures for Talisman's onshore and offshore operations globally. There is no assurance that this insurance will be adequate to cover all losses or exposures to liability. The Company believes that its coverage is aligned with customary industry practices and in amounts and at costs that Talisman believes to be prudent and commercially practicable. While Talisman believes these policies are customary in the industry, they do not provide complete coverage against all operating risks. In addition, the Company's insurance does not cover penalties or fines that may be assessed by a governmental authority. A loss not fully covered by insurance could have a material adverse effect on the Company's financial position, results of operations and cash flows. The insurance coverage that the Company maintains may not be sufficient to cover every claim made against Talisman in the future. In addition, a major incident could impact Talisman's reputation in such a way that it could have a material adverse effect on the Company's business.

30       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Talisman operates and drills wells in both mature producing areas such as the UK, Norway and North America and in several remote areas in multiple countries. In 2012, Talisman carried out drilling operations in the Kurdistan Region of Iraq, Papua New Guinea, Poland, Colombia, Peru and offshore Sierra Leone. The Company may seek new leases and/or drill in similar environments.

Health Hazards and Personal Safety Incidents

The employee and contractor personnel involved in exploration and production activities and operations of the Company, including, but not limited to, well fracturing are subject to many inherent health and safety risks and hazards, which could result in occupational illness or health issues, personal injury and loss of life, facility quarantine and/or facility and personnel evacuation. In particular, employees and contractors working in well fracturing operations are subject to the possibility of loss of containment. This could lead to exposure to the release of high pressure materials as well as collateral shrapnel from piping or vessels which could result in personal injury and loss of life.

Security Incident

Talisman's operations may be adversely affected by security-related incidents which are not within the control of the Company, such as war (external and internal conflicts) and remnants of war, sectarian violence, civil unrest or criminal acts in locations where Talisman operates. Security-related incidents may include allegations of human rights abuse associated with the provision of security to Talisman operations. In particular, the Company faces increased security risks in the Kurdistan Region of Iraq and Colombia within Talisman's current portfolio. A significant security incident could result in the deferral of or termination of Company activity within the impacted areas of operations, thus adversely impacting execution of the Company's business strategy (e.g., delaying exploration, causing a halt to production or forcing exit strategy processes), which could adversely affect Talisman's financial condition.

Regulatory Approvals and Changes to Laws and Regulations

Talisman's exploration and production operations are subject to extensive regulation at many levels of government, including municipal, state, provincial and federal governments, in the countries where Talisman operates and are subject to interruption or termination by governmental and regulatory authorities based on environmental or other considerations. Moreover, Talisman has incurred and will continue to incur costs in the Company's efforts to comply with the requirements of environmental, safety and other regulations. Further, the regulatory environment in the oil and gas industry could change in ways that Talisman cannot predict and that might substantially increase the Company's costs of compliance and, in turn, materially and adversely affect the Company's business, results of operations and financial condition.

Failure to comply with the applicable laws or regulations may result in significant increases in costs, fines or penalties and even shutdowns or losses of operating licences or criminal sanctions. If regulatory approvals or permits required for operations are delayed or not obtained, Talisman could experience delays or abandonment of projects, decreases in production and increases in costs. This could result in an inability of the Company to fully execute its strategy and adverse impacts on its financial condition. See also 'Risk Factors – Fiscal Stability' and 'Risk Factors – Socio-Political Risks.'

Changes to existing laws and regulations or new laws could have an adverse effect on Talisman's business by increasing costs, impacting development schedules, reducing revenue and cash flow from natural gas and oil sales, reducing liquidity or otherwise altering the way Talisman conducts business. There have been various proposals to enact new, or amend existing, laws and regulations relating to greenhouse gas (GHG) emissions, hydraulic fracturing (including associated additives, water use, induced seismicity, and disposal) and shale gas development generally. For example, in Colombia, the high level of oil and gas activity in the country has resulted in significant delays in the granting of the required environmental licences. These delays may result in reduced near-term production. In Quebec, delays in shale gas development are expected to continue as the Province completes a strategic environmental assessment on shale gas development. Indonesia dissolved its upstream oil and gas regulatory body, BP Migas, creating uncertainty for oil and gas producers. See also 'Risk Factors – Environmental Risks.'

Talisman continues to monitor and assess any new policies, legislation, regulations and treaties in the areas where the Company operates to determine the impact on Talisman's operations. Governmental organizations unilaterally control the timing, scope and effect of any currently proposed or future laws, regulations or treaties, and such enactments are subject to a myriad of factors, including political, monetary and social pressures. Talisman acknowledges that the direct and indirect costs of such laws, regulations and treaties (if enacted) could materially and adversely affect the Company's business, results of operations and financial condition.

Fiscal Stability

Governments may amend or create new legislation that could impact the Company's operations and that could result in increased capital, operating and compliance costs. The UK could increase the ring fence taxes due to the change in the UK supplementary tax. Moreover, Talisman's operations are subject to various levels of taxation in the countries where the Company operates. Federal, provincial, and state income tax rates or incentive programs relating to the oil and gas industry in the jurisdictions where the Company operates may in the future be changed or interpreted in a manner that could materially affect the economic value of the respective assets. For example, the US Congress has been considering a revision of the immediate deduction currently available for drilling costs.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       31

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading 'Legal Proceedings' in this MD&A.

Environmental Risks

General

All phases of Talisman's oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries where Talisman does business. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of substances that can be released into the environment in connection with the Company's drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas, and impose substantial liabilities for pollution that may result from the Company's operations. Talisman's business is subject to the trend toward increased rigour in regulatory compliance and civil or criminal liability for environmental matters in certain regions (e.g., Canada, the United States and the European Union). Compliance with environmental legislation can require significant expenditures, and failure to comply with environmental legislation may result in the assessment of administrative, civil and criminal penalties, the cancellation or suspension of regulatory permits, the imposition of investigatory or remedial obligations or the issuance of injunctions restricting or prohibiting certain activities. Under existing environmental laws and regulations, Talisman could be held strictly liable for the remediation of previously released materials or property contamination resulting from its operations, regardless of whether those operations were in compliance with all applicable laws at the time they were performed. Regulatory delays, legal proceedings and reputational impacts from an environmental incident could result in a material adverse effect on the Company's business. Increased stakeholder concerns and regulatory actions regarding shale gas development could lead to third party or governmental claims, and could adversely affect the Company's business and financial condition. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs will not have such an effect in the future.

Hydraulic Fracturing

Concern has been expressed over the potential environmental impact of hydraulic fracturing operations, including water aquifer contamination and other qualitative and quantitative effects on water resources as large quantities of water are used and injected fluids either remain underground or flow back to the surface to be collected, treated and disposed. Regulatory authorities in certain jurisdictions have announced initiatives in response to such concerns. Federal, provincial, state, and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities, could result in increased costs, additional operating restrictions or delays, and adversely affect Talisman's production. Public perception of environmental risks associated with hydraulic fracturing can further increase pressure to adopt new laws, regulation or permitting requirements or lead to regulatory delays, legal proceedings and/or reputational impacts. Any new laws, regulations or permitting requirements regarding hydraulic fracturing could lead to operational delay, increased operating costs, and third party or governmental claims. They could also increase the Company's costs of compliance and doing business as well as delay the development of hydrocarbon (natural gas and oil) resources from shale formations, which may not be commercial without the use of hydraulic fracturing. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

If legal restrictions are adopted in areas where Talisman is currently conducting or in the future plans to conduct operations, Talisman may incur additional costs to comply with such requirements that may be significant in nature, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from the drilling of wells. In addition, if hydraulic fracturing becomes more regulated, the Company's fracturing activities could become subject to additional permitting requirements and result in permitting delays as well as potential increases in costs. Restrictions on hydraulic fracturing could also reduce the amount of oil and natural gas that the Company is ultimately able to produce from its reserves.

Greenhouse Gas Emissions (GHG)

Talisman is subject to various GHG emissions-related legislation. Current GHG emissions legislation does not result in material compliance costs, but compliance costs may increase in the future and may impact the Company's operations and financial results. Talisman operates in jurisdictions with existing GHG legislation (e.g., UK, Norway, United States and Canada, notably Alberta and British Columbia) as well as in regions which currently do not have GHG emissions legislation and jurisdictions where GHG emissions legislation is emerging or is subject to change. Talisman monitors GHG legislative developments in all areas that the Company operates. Potential new or additional GHG legislation, and associated compliance costs, may have a material impact on the Company.

32       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Environmental and Decommissioning Liabilities

Talisman is involved in the operation and maintenance of facilities and infrastructure in difficult and challenging areas, including offshore, deepwater, jungle and desert environments. Despite Talisman's implementation of health, safety and environmental standards, there is a risk that accidents or regulatory noncompliance can occur, the outcomes of which, including remedial work or regulatory intervention, cannot be foreseen or planned for. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for decommissioning liabilities in its annual Consolidated Financial Statements in accordance with IFRS. Additional information regarding decommissioning liabilities is set forth in the notes to the annual Consolidated Financial Statements. The process of estimating decommissioning liabilities is complex and involves significant uncertainties concerning the timing of the decommissioning activity; legislative changes; technological advancement; regulatory, environmental and political changes; and the appropriate discount rate used in estimating the liability. Any change to these assumptions could result in a change to the decommissioning liabilities to which Talisman is subject. In Talisman's North Sea operations, changes in these assumptions would potentially have a significant impact on the Company's decommissioning liabilities because of the assessed size of these future costs. There can be no assurances that the cost estimates and decommissioning liabilities are materially correct and that the liabilities will occur when predicted. In addition, Talisman is often jointly and severally liable for the decommissioning costs associated with Talisman's various operations and could, therefore, be required to pay more than its net share.

Socio-Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability in the jurisdictions in which it operates, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy and/or related regulatory delays, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, a change in taxation policies, economic sanctions, the imposition of specific drilling obligations, the imposition of rules relating to development and abandonment of fields, jurisdictional boundary disputes, and currency controls. As a result of continuing evolution of an international framework for corporate responsibility and accountability for international crimes, the Company could also be exposed to potential claims for alleged breaches of international law, health, safety and environmental regulations, and other human rights-based litigation risk. Numerous countries in which the Company is active, including, but not limited to, the Kurdistan Region of Iraq, Colombia, Vietnam, Algeria, Sierra Leone and Papua New Guinea, have been subject to recent economic or political instability, disputes and social unrest, and military or rebel hostilities. The potential deterioration of socio-political security situations (i.e. political instability and/or disputes) poses increased risk, which may result in the cessation of operations as well as the delay in payment or exports; for example, in the Kurdistan Region of Iraq with respect to the negotiation of Iraq Federal Oil and Gas Law, and in Vietnam and Malaysia with respect to China's claim over disputed waters in the South China Sea. In addition, Talisman regularly evaluates opportunities worldwide, and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability, social unrest, military hostilities or United Nations, US or other international sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations, home governments and investors.

Stakeholder Opposition

Talisman's planned activities may be adversely affected if there is strong community opposition to its operations. For example, local community concerns in parts of Colombia, the Kurdistan Region of Iraq and Papua New Guinea could potentially result in development and production delays in those operations. There is also heightened public concern regarding hydraulic fracturing in parts of North America which could materially affect the Company's shale operations. In some circumstances, this risk of community opposition may be higher in areas where Talisman operates alongside indigenous communities who may have additional concerns regarding land ownership, usage or claim compensation.

Non-Operatorship and Partner Relations

Some of Talisman's projects are conducted in joint venture environments where Talisman has a limited ability to influence or control operations or future development, safety and environmental standards, and amount of capital expenditures. Companies which operate these properties may not necessarily share Talisman's health, safety and environmental standards or strategic or operational goals or approach to partner relationships, which may result in accidents, regulatory noncompliance, project delays or unexpected future costs, all of which may affect the viability of these projects and Talisman's standing in the external market.

Talisman is also dependent on other working interest co-participants of these projects to fund their contractual share of the capital expenditures. If these co-participants are unable to fund their contractual share of, or do not approve, the capital expenditures, the co-participants may seek to defer programs, resulting in strategic misalignments and a delay of a portion of development of Talisman's programs, or the co-participants may default such that projects may be delayed and/or Talisman may be partially or totally liable for their share.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       33

Some of Talisman's projects involve transition of operatorship as part of a joint venture arrangement, which requires a significant amount of effort and coordination. Successful handover of the operations to the partners is dependent on Talisman's ability to maintain equal governance and active involvement in the operations.

Attraction, Retention and Development of Personnel

Successful execution of the Company's plans is dependent on Talisman's ability to attract and retain talented personnel who have the skills necessary to deliver on the Company's strategy and maintain safe operations. This includes not only key talent at a senior level, but also individuals with the professional and technical skill sets critical for Talisman's business, particularly geologists, geophysicists, engineers and other specialists. As labour demand remains high and a greater percentage of the population reaches retirement age, retention concerns are also heightened. In North America, Talisman competes for talent in two very competitive markets – Calgary and Houston. If the Company is unable to attract and retain highly qualified petrotechnical people in these markets, its ability to deliver may be significantly compromised. In addition, in the North Sea, high project activity has compounded competition for labour, posing an increased retention risk. In Asia, energy demand driven by economic growth has resulted in higher levels of activity in the sector and created strong competition for skilled technical staff. National oil companies and joint venture activities may also impose requirements to develop their national talent, increase secondee assignments, and employ local nationals.

Egress and Gas & Liquids Buyers

As increasing volumes of natural gas and liquids are brought onstream by Talisman and others, transportation infrastructure capacity may at times be exceeded before capacity additions become available. In such an event, there is a risk that the transportation of some of the Company's production may be restricted or delayed until pipeline connection or infrastructure additions are complete. In particular, Colombia's oil export infrastructure generally continues to operate close to or at capacity, pending capacity additions which are at various stages of approval and construction, including Phase 1 of the Bicentenario pipeline, which is due to come onstream later in 2013. While Talisman and Equión currently have access to sufficient capacity in the key Ocensa and Oleoducto de Colombia (ODC) pipelines allowing access to the Covenas terminal and international markets, as Talisman's production grows, the Company may not be able to secure sufficient upstream pipeline access into Ocensa. If Talisman is unable to negotiate access to additional pipeline capacity or to employ trucking as an alternative, Talisman's production may be restricted or delayed and/or netbacks may be reduced on a portion of Talisman's production. In the Eagle Ford play, Talisman has acquired sufficient access to infrastructure for both liquids and gas for the near and medium term (through January 2017); however, in the longer term, additional capacity and infrastructure will be required. However, in the event there are delays in the ongoing construction of new pipelines and processing projects in the Eagle Ford Play, Talisman's access to additional pipeline capacity could be delayed. Another associated risk will be the availability and diversity of contract and credit-enabled buyers depending upon the pipeline and infrastructure project with which Talisman obtains capacity to take the product to market. Should Talisman be unable to secure access to infrastructure and qualified buyers for its production, the Company could face reduced production and/or materially lower prices on some portion of production, which in turn could adversely affect the Company's operating results.

Competitive Risk

The global oil and gas industry is highly competitive. Talisman faces significant competition and many of the Company's competitors have resources in excess of Talisman's available resources. The Company actively competes for the acquisition of properties, the exploration for and development of new sources of supply, the contractual services for oil and gas drilling and production equipment and services, the transportation and marketing of current production, and industry personnel, including, but not limited to, geologists, geophysicists, engineers and other specialists that enable the business. Many of Talisman's competitors have the ability to pay more for seismic and lease rights in crude oil and natural gas properties and exploratory prospects. They can define, evaluate, bid for and purchase a greater number of properties and prospects than Talisman's financial or human resources permit. If the Company is not successful in the competition for oil and gas reserves or in the marketing of production, Talisman's financial condition and results of operations may be adversely affected. Many of the Company's competitors have resources substantially greater than Talisman's and have established positions in countries in which Talisman may seek new entry and, as a consequence, the Company may be at a competitive disadvantage. Typically during times of high commodity prices or increased industry activity, drilling and operating costs will also increase. These competitive forces may also lead to an overall increase in costs, which could have a negative impact on the Company's financial results.

Credit and Liquidity

From time to time, the Company may finance capital expenditures in whole or in part with debt. The volatility of credit markets can result in market conditions that may restrict timely access and limit the Company's ability to secure and maintain cost-effective financing on acceptable terms and conditions. In addition, if any lender under Talisman's syndicated bank credit facility is unable to fund its commitment, the Company's liquidity will be reduced by an amount up to the aggregate amount of such lender's commitment. See also 'Risk Factors – Counterparty Credit Risk.' Talisman's financial performance and cash flow is highly sensitive to the prevailing prices of crude oil and natural gas, which fluctuate in response to a variety of factors beyond the Company's control. A

34       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

substantial and extended decline in the prices of crude oil or natural gas could negatively impact the Company's liquidity and/or credit ratings, adversely affect the Company's ability to comply with covenants under denominated long-term notes and credit facilities, and/or affect the Company's ability to pay dividends. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.'

The credit rating agencies regularly evaluate the Company, and their ratings of the Company's securities are based on a number of factors not entirely within the Company's control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. There can be no assurance that one or more of the Company's credit ratings will not be downgraded. A reduction in any of the Company's current investment-grade credit ratings to below investment-grade could adversely affect the cost of borrowing and/or access to sources of liquidity and capital, reduce the financing options available to the Company and increase the interest paid on its bank credit facilities. In addition, the Company relies on access to letters of credit in the normal course of business in order to support some of its operations. There can be no assurance that the Company will be able to obtain the necessary letters of credit. See also 'Risk Factors – Capital Allocation and Project Decisions.'

Interest Rates

The Company is exposed to interest rate risk principally by virtue of its borrowings. Borrowing in floating rates exposes Talisman to short-term movements in interest rates. Borrowing in fixed rates exposes Talisman to reset risk associated with debt maturity. Most of the Company's debt is issued at fixed interest rates; therefore, the Company's main exposure to changes in interest rates would occur in respect of short-term investments or borrowings in the event that substantial cash balances are invested in or owed to the Company.

Counterparty Credit Risk

In the normal course of business, Talisman enters into contractual relationships with counterparties in the energy industry and other industries, including suppliers and coventurers, counterparties to interest rate hedging, foreign exchange hedging and commodity derivative arrangements. If such counterparties do not fulfil their contractual obligations or settle their liabilities to the Company, the Company may suffer losses, may have to proceed on a sole risk basis, may have to forgo opportunities or may have to relinquish leases or blocks. The Company also has credit risk arising from cash and cash equivalents held with banks and financial institutions. While the Company maintains a risk management system that limits exposures to any one counterparty, losses due to the failure by counterparties to fulfil their contractual obligations may adversely affect Talisman's financial condition.

Hedging Activities

Talisman uses derivative instruments to hedge a portion of the Company's expected production so as to manage the impact of fluctuations in crude oil and natural gas prices on the Company's results of operations and cash flow. Fluctuations in crude oil and gas prices could have a material effect on the volatility of the Company's earnings. To the extent that Talisman engages in hedging activities to protect itself against commodity price declines, Talisman may be prevented from fully realizing the benefits of increases in crude oil and natural gas prices above the prices established by the Company's hedging contracts. See also 'Risk Factors – Volatility of Oil and Natural Gas Prices.' When considered appropriate, the Company may also use currency swaps to manage fluctuations in exchange rates and interest rate swaps to manage Talisman's exposure to interest rate changes through the Company's borrowings. See also 'Risk Factors – Exchange Rate Fluctuations' and 'Risk Factors – Interest Rates.'

Additionally, Talisman's hedging portfolio may expose it to financial losses in certain circumstances, such as the recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of the Company's natural gas and oil, exchange rate or interest rate derivative instruments can fluctuate significantly between periods.

Corruption

Talisman's operations are governed by the laws of many jurisdictions, which generally prohibit bribery and other forms of corruption. Talisman requires all employees to participate in ethics awareness training, which includes Talisman's policies against giving or accepting money or gifts in certain circumstances. Despite the training and policies, it is possible that Talisman, or some of its employees or contractors, could be charged with bribery or corruption. If Talisman is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, Talisman could be subject to onerous penalties. A mere investigation itself could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). In addition, bribery allegations or bribery or corruption convictions could impair Talisman's ability to work with governments or non-governmental organizations. Such convictions or allegations could result in the formal exclusion of Talisman from a country or area, national or international lawsuits, government sanctions or fines, project suspension or delays, reduced market capitalization and increased investor concern.

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       35

Information Systems

Many of Talisman's business processes depend on the availability, capacity, reliability and security of the Company's information technology infrastructure (IT) and Talisman's ability to expand and continually update this infrastructure in response to the Company's changing needs. The Company's IT systems are increasingly concentrated and integrated in terms of geography, number of systems, and key contractors supporting the delivery of IT systems. The performance of Talisman's key suppliers is critical to ensure appropriate delivery of key services. Any failure to manage, expand and update the Company's information technology infrastructure, any failure in the extension or operation of this infrastructure, or any failure by the Company's key contractors in the performance of their services could materially and adversely harm Talisman's business.

The ability of the IT function to support Talisman's business in the event of a disaster such as fire, flood or loss/denial of any of the Company's DataCentres or major office locations and Talisman's ability to recover key systems from unexpected interruptions cannot be fully tested and there is a risk that if such an event actually occurs, the business continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a DataCentre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner.

In addition, the increasing risk of information security breaches, including more sophisticated attempts often referred to as advanced persistent threats, requires Talisman to continually improve its ability to detect and prevent such occurrences. Disruption of critical IT services, or breaches of information security, could have a negative effect on Talisman's operational performance and earnings, as well as on the Company's reputation.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the headings 'Outlook for 2013' and 'Risk Factors'. This forward-looking information includes, but is not limited to, statements regarding:

•
Business strategy, plans and priorities;

•
Expected capital expenditures and planned focus of such spending;

•
Expected outcomes and events of the elements of the business strategy;

•
The estimated impact on Talisman's financial performance from changes in production volumes, commodity prices and exchange rates;

•
The effects of the hedging program;

•
Expected capital sources to fund the Company's capital program and acquisitions;

•
Anticipated funding of the decommissioning liabilities;

•
Expected future payment commitments and the estimated timing of such payments, including share-based payment expenses in future periods;

•
Planned dispositions and/or farm-outs of non-core assets;

•
Expectation that the Company's counterparties will be able to meet their obligations;

•
Planned fulfilment of the Company's legal obligations as the Company exits Peru;

•
Expected production and production mix; and

•
Other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Statements concerning oil and gas reserves contained in this MD&A may be deemed to be forward-looking information as they involve the implied assessment that the resources described can be profitably produced in the future.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and

36       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the Company with securities regulatory authorities. The Company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2013 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

•
The risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•
Risks and uncertainties involving geology of oil and gas deposits;

•
Risks associated with project management, project delays and/or cost overruns;

•
Uncertainty related to securing sufficient egress and access to markets;

•
The uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

•
The uncertainty of estimates and projections relating to production, costs and expenses, including decommissioning liabilities;

•
Risks related to strategic and capital allocation decisions, including potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•
Fluctuations in oil and gas prices, foreign currency exchange rates, interest rates and tax or royalty rates;

•
The outcome and effects of any future acquisitions and dispositions;

•
Health, safety, security and environmental risks, including risks related to the possibility of major accidents;

•
Environmental, regulatory and compliance risks, including with respect to greenhouse gases and hydraulic fracturing;

•
Uncertainties as to the availability and cost of credit and other financing and changes in capital markets;

•
Risks in conducting foreign operations (for example, civil, political and fiscal instability and corruption);

•
Risks related to the attraction, retention and development of personnel;

•
Changes in general economic and business conditions;

•
The possibility that government policies, regulations or laws may change or governmental approvals may be delayed or withheld; and

•
Results of the Company's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results or strategy are included in the Company's most recent AIF. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the SEC.

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information in accordance with US disclosure standards is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide such disclosure in order to allow comparison of oil and gas disclosure with that provided by US and other peers. The primary differences between the US disclosure standards and the Canadian disclosure mandated under NI 51-101 are that:

a)
NI 51-101 requires disclosure of gross and net reserves using forecast prices, whereas the SEC rules require the disclosure of net reserves estimated using a historical 12-month average price;

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       37

b)
NI 51-101 requires the disclosure of the net present value of future net revenue attributable to all of the disclosed reserve categories, estimated using forecast prices and costs, before and after deducting income tax expenses, calculated without discount and using discount rates of 5%, 10%, 15% and 20%, whereas the SEC rules require disclosure of the present value of future net cash flows attributable to proved reserves only, estimated using a constant price (the historical 12-month average price) and a 10% discount rate;

c)
NI 51-101 requires a one-year reconciliation of gross proved reserves, gross probable reserves and gross proved plus probable reserves, based on forecast prices and costs, for various product types, whereas the SEC rules require a three-year reconciliation of net proved reserves, based on constant prices and costs, for less specific product types;

d)
NI 51-101 requires reserves to show a hurdle rate of return, whereas the SEC rules require reserves to be only cash flow positive on an undiscounted basis.

Further information on the differences between the US standards and NI 51-101 requirements is set forth under the heading 'Note Regarding Reserves Data and Other Oil and Gas Information' in Talisman's most recent AIF.

An exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data contained in this MD&A reflects Talisman's internally-generated estimates of its reserves.

Non-Core Assets/Properties

In this MD&A, all references to "core" or "non-core" assets and properties align with the Company's current public disclosures regarding its assets and properties.

Gross Production

Throughout this MD&A, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts. US readers may refer to the table headed 'Net Production After Royalties' in Talisman's most recent AIF for a statement of Talisman's net production volumes by reporting segment that are comparable to those made by US companies subject to SEC reporting and disclosure requirements.

Netbacks

Talisman discloses its Company netbacks in this MD&A. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Financial Outlook

Included in this MD&A is the Company's financial outlook. Its purpose is to enrich management's discussion and analysis. This information may not be appropriate for other purposes.

38       TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012

Abbreviations and Definitions

The following abbreviations and definitions are used in this MD&A:

AIF	Annual Information Form
bbl	barrel
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
C$	Canadian dollar
CO2	Carbon dioxide
E&E	Exploration and evaluation
EU	European Union
G&A	General and administrative
GAAP	Generally Accepted Accounting Principles
gj	Gigajoule
IFRS	International Financial Reporting Standards
LIBOR	London Interbank Offered Rate
LNG	Liquefied Natural Gas
mbbls/d	thousand barrels per day
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day
NGL	Natural Gas Liquids
NI	National Instrument
NOK	Norwegian kroner
NYMEX	New York Mercantile Exchange
PGN	PT Perusahaan Gas Negara (Persero), Tbk
PP&E	Property, plant and equipment
PRT	Petroleum Revenue Tax
PSC	Production Sharing Contract
PSU	Performance share unit
SEC	US Securities and Exchange Commission
tcf	trillion cubic feet
UK	United Kingdom
UK£	Pound sterling
US	United States of America
US$ or $	United States dollar
WTI	West Texas Intermediate

Gross acres means the total number of acres in which Talisman has a working interest. Net acres means the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Gross production means Talisman's interest in production volumes (through working interests and royalty interests) before the deduction of royalties. Net production means Talisman's interest in production volumes after deduction of royalties payable by Talisman.

Gross wells means the total number of wells in which the Company has a working interest. Net wells means the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

Conversion and equivalency factors

Imperial	Metric
1 ton	= 0.907 tonnes
1 acre	= 0.40 hectares
1 barrel	= 0.159 cubic metres
1 cubic foot	= 0.0282 cubic metres

TALISMAN ENERGY MANAGEMENT'S DISCUSSION AND ANALYSIS 2012       39

TALISMAN ENERGY INC.

Suite 2000, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

P 403.237.1234  F 403.237.1902
 E tlm@talisman-energy.com

www.talisman-energy.com

QuickLinks

  Exhibit 99.6